CTI Industries Corporation
2008 Annual Report


ZipVac


HAPPY BIRTHDAY



Balloon Novelties

Pouches/Flexible Containers

Commercial Films

Five Year Financial Summary

	2008	2007	2006	2005	2004
Net Sales	$ 44,981,000	$ 36,510,000	$ 35,428,000	$ 29,190,000	$ 37,193,000
Income (loss) from Operations	$ 2,383,000	$ 1,245,000	$ 2,622,000	$ 652,000	$ (50,000)
Net Income (Loss)	$ 1,154,000	$ 82,000	$ 1,895,000	$ (333,000)	$ (2,479,000)
Earnings (loss) per common share					
Basic	$ 0.42	$ 0.03	$ 0.91	$ (0.17)	$ (1,28)
Diluted	$ 0.40	$ 0.03	$ 0.85	$ (0.17)	$ (1.28)
Working Capital (Deficit)	$ 1,466,000	$ 1,318,000	$ 1,848,000	$ (2,426,000)	$ (2,790,000)
Total Assets	$ 29,988,000	$ 29,324,000	$ 26,645,000	$ 23,536,000	$ 27,888,000
Stockholders Equity	$ 7,735,000	$ 6,591,000	$ 5,102,000	$ 2,726,000	$ 2,951,000

Stock Price Summary

	High	Low
January 1, 2007 to March 31, 2007	$ 10.39	$ 4.39
April 1, 2007 to June 30, 2007	8.10	3.68
July 1, 2007 to September 30, 2007	5.59	2.88
October 1, 2007 to December 31, 2007	5.44	2.76
January 1, 2008 to June 30, 2008	6.43	3.25
April 1, 2008 to June 30, 2008	6.10	4.16
July 1, 2008 to September 30, 2008	7.30	4.50
October 1, 2008 to December 31, 2008	5.29	1.60

Table of Contents

Dear Fellow Shareholders:

We enjoyed record sales in 2008.

We are pleased to report that, in 2008 our net sales were $45.0 million, an increase of more than 23% over 2007 net sales of $36.5 million. Much of this increase came as a result of our introduction of our new vacuum pouch product lines. During 2008 we began to sell these product lines to S.C. Johnson & Son, Inc. to be marketed under the ZipLoc® brand and created our own proprietary line which we market under the ZipVac™ brand. These product lines are directed to consumer and home use to store and maintain freshness of food and other items. The line includes pouches with zipper closures, valves for the evacuation of air from the pouch and pumps to remove the air so that items placed in the pouches will be vacuum sealed.

In 2008, we enjoyed increases in each of our product lines:

Product Line	2008 Sales	2007 Sales	Percent Increase
Foil Balloons	$17,629,000	$15,998,000	10.2%
Pouches	$10,893,000	$ 4,938,000	120.5%
Latex Balloons	$ 7,597,000	$ 6,853,000	10.9%
Films	$ 8,212,000	$ 7,846,000	4.7%

2008 was a profitable year

We had net income of $1,154,000 or $0.42 per share (basic) and $0.40 per share (diluted), compared to net income in 2007 of $82,000. We were able to achieve this significant increase in net income for the following reasons: (i) our sales increased significantly, (ii) we were able to maintain gross margins close to 2007 levels, even though raw materials costs escalated during most of the year and (iii) we controlled our operating expenses. Our net income was affected to some degree by rapid and substantial increases in the cost of raw materials throughout much of the year. During the first nine months of 2008, we determined that the cost of raw materials for United States production increased, on average, 14.4% over that period of 2007. However, in the fourth quarter and into 2009, raw materials costs have declined. The principal raw materials we use in manufacturing our products are (i) petroleum or natural gas-based films, (ii) petroleum or natural gas-based resin, (iii) latex and (iv) printing inks.

Our pace of growth slowed in the fourth quarter, principally due to reduced levels of sales of zippered pouches in that quarter compared to prior quarters. However, we do not believe that our sales of novelty balloon items or pouches have been, or will be, affected significantly by the recession. We are engaged in a number of initiatives designed to increase the sales of these product lines during 2009.

We now have a balanced offering of multiple product lines. The relative sales levels of these lines in 2008 were:

Product Line	Percent of Revenues
Balloons/Novelty Products	57.5%
Pouches/Flexible Containers	24.2%
Laminated Film Products	18.3%

We are a leading producer of foil balloons.

Foil Balloons (39.2% of 2008 revenues). We are a leading producer of foil novelty balloons with over 500 shapes and designs. We market these products throughout the United States, the Americas and Europe.



We have been designing, producing and marketing our foil balloons for more than 30 years. These novelty products have become widely popular and are now sold in thousands of retail outlets, including grocery chains, mass merchants, party goods store, florists and drugstore chains, as well as by vendors in fairs, outdoor markets and other venues.

These novelty balloons generally contain printed graphics and messages and can remain buoyant for extended periods when filled with helium. We maintain licensing agreements for a number of well known characters and designs which are reproduced on our foil balloons. Some of our current licenses are Garfield, Odie, Transformers®, Hallmark Designs, American Greeting Designs, and in Mexico, Dreamworks (Madagascar® and Shrek®).

We strive to increase our presence and sales of our foil balloon products by (i) creating and developing new designs and products, (ii) maintaining price competitiveness and (iii) expanding the geographic scope of our sales in Mexico, Latin America and Europe.

Latex Balloons (16.9% of 2008 Revenues). We manufacture latex balloons at our Flexo Universal facility in Guadalajara, Mexico. We currently manufacture latex balloons in 6 shapes and 42 colors. Latex balloons are sold principally in retail outlets, including party good stores, general merchandise stores, discount chains, gift stores and drugstore chains. Balloons are also purchased by balloon decorators and floral outlets for use in decorative or floral designs. As with foil balloons, we market and sell latex balloons in the United States,

Mexico and, increasingly, in Europe and other countries in the Americas.

Pouches (24.2% of 2008 revenues). We have developed and market proprietary lines of zippered vaccumable pouches for consumer uses. These products permit vacuum sealed storage of food and household items to protect and extend the freshness. Flexible containers and pouches are sold and utilized in the consumer market in numerous forms. They include simple open-top plastic bags, resealable bags and zippered bags. The market also includes containers and pouches of special design or purpose, including vacummable bags for storage of food or household items, medical bags, or commercial uses. Our pouch products generally incorporate our own proprietary developments. These developments include zipper-closure systems, valves and film structures. We have received nine patents on these developments and have three patent applications pending.


Ziploc
SPACE BAG
CUBE
ZipVac

Commercial Films (18.3% of 2008 revenues). We produce laminated, coated and printed films which we sell to industrial and commercial customers who, generally, convert these films to flexible packaging. Our customers utilize these films to produe packaging for a variety of products, including food products, in both liquid and solid form, such as cola syrup, coffee, juices and other items. We seek to identify and maintain customer relationships in which we provide value-added in the form of technology or systems. We provide a patented embossed film, along with other films, to our largest commercial films customer, Rapak, L.L.C.

Each year we strive to develop new products, to improve existing products and to develop new technologies within our core product areas. In our pouch product lines, most of our products or their components have been developed by us. In the balloon/novelty line, our development work includes new designs, new character licenses and new product developments. We own two patents and a license under a third relating to self-sealing valves for foil balloons and methods of making balloons with such valves and we own several foil balloon design patents.

We continued to innovate in 2008.

As of December 31, 2008, we had 101 full-time employees in the United States, 10 full time employees in England, and 219 full time employees at at Flexo Universal, our Mexico subsidiary. We are grateful to these employees for their efforts and the outstanding results they achieved in 2008.

As we look to 2009 and beyond, we continue to focus on growth in our three principal product lines–balloon novelties, pouches and commercial films. We believe there are considerable opportunities for increased revenues both in existing markets and expanded geographic areas. As always our principal goal is increased shareholder value derived from profitable operations.

Very truly yours,

Howard Schwan
President

John Schwan
Chairman of the Board

Stephen M. Merrick
Executive Vice President


HAPPY BIRTHDAY!
Happy Birthday
HAPPY BIRTHDAY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number
000-23115

CTI INDUSTRIES CORPORATION

(Exact name of Registrant as specified in its charter)

Illinois (State or other jurisdiction of incorporation or organization)	36-2848943 (I.R.S. Employer Identification Number)
22160 N. Pepper Road Barrington, Illinois (Address of principal executive offices)	60010 (Zip Code)

Registrant's telephone number, including area code: (847) 382-1000

Securities Registered pursuant to sections 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, No Par	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☐

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☑

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

Based upon the closing price of $6.04 per share of the Registrant's Common Stock as reported on NASDAQ Capital Market tier of The NASDAQ Stock Market on June 30, 2008, the aggregate market value of the voting common stock held by non-affiliates of the Registrant was then approximately $11,872,000. (The determination of stock ownership by non-affiliates was made solely for the purpose of responding to the requirements of the Form and the Registrant is not bound by this determination for any other purpose.)

The number of shares outstanding of the Registrant's Common Stock as of March 1, 2009 was 2,808,720 (excluding treasury shares).

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K into Which Document Is Incorporated
Sections of the registrant's Proxy Statement To be filed on or before April 30, 2009 for the Annual Meeting of Stockholders	Part III

TABLE OF CONTENTS

INDEX

FORWARD-LOOKING STATEMENTS

This annual report includes both historical and "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future results. Words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this annual report. We disclaim any intent or obligation to update any forward-looking statements after the date of this annual report to conform such statements to actual results or to changes in our opinions or expectations. These forward-looking statements are affected by risks, uncertainties and assumptions that we make, including, among other things, the factors that are described in "Item No. 1A - Risk Factors."

PART I

Item No. 1 Description of Business

Business Overview

We develop, produce, market and sell three principal lines of products:

- **Novelty Products**, principally balloons, including foil balloons, latex balloons, punch balls and other inflatable toy items,
- **Specialty and Printed Films** for food packaging, specialized consumer uses and various commercial applications, and,
- **Flexible Containers** for home and consumer use for the storage and preservation of food and personal items.

We print, process and convert plastic film into finished products and we produce latex balloons and novelty items. Our principal manufacturing processes include:

- Coating and laminating plastic film. Generally, we adhere polyethylene film to another film such as nylon or polyester.
- Printing plastic film and latex balloons. We print films, both plastic and latex with a variety of graphics for use as packaging film or for balloons.
- Converting printed plastic film to balloons.
- Converting plastic film to flexible containers.
- Producing latex balloons and other latex novelty items.

We market and sell foil and latex balloons in the United States and in several other countries. We supply coated, laminated and printed films to a number of companies who generally convert these films into containers for the packaging of food and other items. We supply flexible containers to companies who market them to consumers who use them for the storage of food and personal items. We also market containers to and through retail outlets for use by consumers that include a resealable closure system and a valve permitting the evacuation of air from the pouch by a small pump device, which we also supply.

In 1978, we began manufacturing foil balloons (sometimes referred to as "foil" balloons), which are balloons made of a base material (usually nylon or polyester) having vacuum deposited aluminum and polyethylene coatings. These balloons remain buoyant when filled with helium for much longer periods than latex balloons and permit the printing of graphic designs on the surface.

In 1985, we began marketing latex balloons and, in 1988 we began manufacturing latex balloons. In 1994, we sold our latex balloon manufacturing equipment to a company in Mexico and entered into an arrangement for that company to manufacture latex balloons for us. Since 1997, we have manufactured latex balloons in Mexico through a majority-owned subsidiary.

In 1999, we acquired an extrusion coating and laminating machine and began production of coated and laminated films, which we have produced since that time.

During the period from 1976 to 1986 and from 1996 to the present, we have produced flexible containers for the storage of liquids, food products, household goods and other items.

We market and sell our foil and latex balloons and related novelty items directly to retail stores and chains and through distributors, who in turn sell to retail stores and chains. Our balloon and novelty products are sold to consumers through a wide variety of retail outlets including general merchandise, discount and drugstore chains, grocery chains, card and gift shops, and party goods stores, as well as through florists and balloon decorators.

Most of our foil balloons contain printed characters, designs and social expression messages, such as "Happy Birthday", "Get Well" and similar items. In a number of cases, we obtain licenses for well-known characters and print those characters and messages on our balloons. Currently, we maintain licenses for Garfield®, Odie®, Face Offs-Tudes®, Wow Wow Wubsy®, Miss Spider®, Sunny Patch Friends®, Hallmark Designs, American Greetings Designs, and in Mexico, Dreamworks (Madagascar®, Shrek®), Transformers® and Borlitas®. In the United Kingdom, we maintain licenses for The Crazy Frog® and Tudes®.

We provide laminated films, and printed films, to a number of customers who utilize the film to produce bags or pouches for the packaging of food, liquids and other items. We also produce finished products – pouches and bags – which are used for a variety of applications, including (i) as vacuumable consumer storage devices for clothing and other household items, (ii) as vacuumable pouches for household use in storage of food items, and (iii) as "dunnage" items which, when inflated, cushion products in a package or container.

In 2008, our revenues from these three product lines, as a percent of total revenues were:

- Novelty Products 57.5% of revenues
- Laminated Film Products 18.3% of revenues
- Flexible Containers 24.2% of revenues

We are an Illinois corporation with our principal offices and plant at 22160 N. Pepper Road, Barrington, Illinois.

Business Strategies

Our essential business strategies are as follows:

- *Focus on our Core Assets and Expertise.* We have been engaged in the development, production and sale of film products for over 30 years and have developed assets, technology and expertise which, we believe, enable us to develop, manufacture, market and sell innovative products of high quality within our area of knowledge and expertise. We plan to focus our efforts in these areas which are our core assets and expertise – laminated films, printed films, pouches and film novelty products – to develop new products, to market and sell our products and to build our revenues.

- *Maintain a Focus on Margin Levels and Cost Controls in Order to Establish and Maintain Profitability.* We engage in constant review and effort to control our production, and our selling, general and administrative expenses, in order to establish and enhance profitability.

- *Develop New Products, Product Improvements and Technologies.* We work to develop new products, to improve existing products and to develop new technologies within our core product areas, in order to enhance our competitive position and our sales. In the novelty line, our development work includes new designs, new character licenses and new product developments. We developed and introduced a device to amplify sound through a balloon so that voice and music can be played and amplified using our Balloon Jamz™ balloons. In our commercial line, over the past several years we have developed new pouch closure systems and valves and new film methods for liquid packaging applications. We have received nine patents for these developments and have three patent applications pending. During 2008, we introduced a line of resealable pouches with a valve and pump system for household storage and vacuum sealing of food items. We work with customers to develop custom film products which serve the unique needs or requirements of the customer.

- *Develop New Channels of Distribution and New Sales Relationships.* In order to increase sales, we endeavor to develop new channels of distribution and new sales relationships, both for existing and new products. On February 1, 2008, we entered into a Supply and License Agreement with S.C. Johnson & Son, Inc. to manufacture and supply to SC Johnson certain home food management products to be sold under the SC Johnson ZipLoc® brand.

Products

Foil Balloons. We have designed, produced and sold foil balloons since 1979 and, we believe, are the second largest manufacturer of foil balloons in the United States. Currently, we produce over 500 foil balloon designs, in different shapes and sizes, including the following:

- Superloons® - 18" foil balloons in round or heart shape, generally made to be filled with helium and remain buoyant for long periods. This is the predominant foil balloon size.

- Ultraloons® - 31" jumbo foil balloons made to be filled with helium and remain buoyant.

- Miniloons®- 9" foil balloons made to be air-filled and sold on holder-sticks or for use in decorations.

- Card-B-Loons®(4 1/2") - air-filled foil balloons, often sold on a stick, used in floral arrangements or with a container of candy.

- Shape-A-Loons® - "18 to 48" shaped foil balloons made to be filled with helium.

- Minishapes – 11" to 16"small shaped foil balloons designed to be air filled and sold on sticks as toys or inflated characters.

- Balloon Jamz™ – 20" to 40" round and shaped foil balloons which emit and amplify sound through a speaker attached to the balloon.

In addition to size and shape, a principal element of the Company's foil balloon products is the printed design or message contained on the balloon. These designs include figures and licensed characters many of which are well known. We maintain licenses for several characters, including Garfield®, Odie®, Face Offs-Tudes®, Wow Wow Wubsy®, Miss Spider®, Sunny Patch Friends®, Hallmark Designs, American Greetings

Designs, and in Mexico, Dreamworks (Madagascar®, Shrek®), Transformers® and Borlitas®. In the United Kingdom, we maintain licenses for The Crazy Frog® and Tudes®.

Latex Balloons. Through our majority-owned subsidiary in Guadalajara, Mexico, Flexo Universal, S.A. de C.V. ("Flexo Universal"), we manufacture latex balloons in 6 shapes and 42 colors. These balloons are marketed under the name Partyloons® and Hitex®. We also manufacture toy balloon products including punch balls, water bombs and "Animal Twisties."

Packaging Films and Custom Film Products. We produce and sell films that are utilized for the packaging of various products, principally food products. We laminate, extrusion coat and print films and sell them to customers who utilize the films for packaging applications. Our customers generally use these film products to convert them to bags or pouches for the packaging of food and other products.

Pouches, Bags and Other Custom Film Products. We produce a variety of completed film products, generally in the form of a bag or pouch. These products include (i) valved, resealable pouches for storage of household items, (ii) vacuum sealable bags for food storage, (iii) resealable, valved bags for storage and vacuum sealing of food items in the household, (v) "dunnage" bags (inflatable pouches used to cushion products in packages. During 2008, we introduced a line of resealable, valved bags for storage and vacuum sealing of food items in the household. These storage bags function with a small hand or powered pump to evacuate air when the bag is sealed. This product line is marketed under the brand ZipVac™.

Markets

Foil Balloons

The foil balloon came into existence in the late 1970s. During the 1980s, the market for foil balloons grew rapidly. Initially, the product was sold principally to individual vendors, small retail outlets and at fairs, amusement parks, shopping centers and other outdoor facilities and functions. Foil balloons remain buoyant when filled with helium for extended periods of time and they permit the printing and display of graphics and messages. As a result, the product has significant appeal as a novelty and message item. Foil balloons became part of the "social expression" industry, carrying graphics designs, characters and messages like greeting cards. In the mid-1980s, we and other participants in the market began licensing character and cartoon images for printing on the balloons and directed marketing of the balloons to retail outlets including grocery, general merchandise, discount and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators. These outlets now represent the principal means for the sale of foil balloons throughout the United States and in a number of other countries, although "vendors" remain a significant means of distribution in a number of areas.

Foil balloons are now sold in virtually every region of the world. The United States, however, remains the largest market for these products.

Foil balloons are sold in the United States and foreign countries directly by producers to retail outlets and through distributors and wholesalers. Often the sale of foil balloons by the wholesalers/distributors is accompanied by related products including latex balloons, floral supplies, candy containers, mugs, plush toys, baskets and a variety of party goods.

Latex Balloons

For a number of years, latex balloons and related novelty/toy latex items have been marketed and sold throughout the United States and in most other countries. Latex balloons are sold as novelty/toy items, for decorative purposes, as part of floral designs and as party goods and favors. In addition to standard size and shape balloons, inflatable latex items include punch balls, water bombs, balloons to be twisted into shapes, and other specialty designs. Often, latex balloons included printed messages or designs.

Latex balloons are sold principally in retail outlets, including party goods stores, general merchandise stores, discount chains, gift stores and drugstore chains. Balloons are also purchased by balloon decorators and floral outlets for use in decorative or floral designs.

Printed latex balloons are sold both in retail outlets and for balloon decoration purposes including floral designs. "Toy" balloons include novelty balloons sold in toy departments or stores, punch balls, water bombs and other specialty designs.

Latex balloons are sold both through distributors and directly to retail outlets by the producers.

Latex balloons are sold in virtually every region of the world.

Printed and Specialty Films

The industry and market for printed and specialty films is fragmented and includes many participants. There are hundreds of manufacturers of printed and specialty film products in the United States and in other markets. In many cases, companies who provide food and other products in film packages also produce or process the films used for their packages. The market for the Company's film products consists principally of companies who utilize the films for the packaging of their products, including food products and other items. In addition to the packaging of food products, flexible containers are used for medical purposes (such as colostomy bags, containers for saline solution and other items), "dunnage" (to cushion products being packaged), storage of personal and household items and other purposes.

Flexible Containers/Pouches

The market for flexible containers and pouches is large and diverse. Many companies engaged in the production of food items package their products in flexible containers or pouches, and, therefore, represent a market for these containers. Many of these companies purchase film – often printed film – and convert the film to pouches or packages at their own facilities while others purchase completed containers from suppliers.

Flexible containers and pouches are sold and utilized in the consumer market in numerous forms. They include simple open-top plastic bags, resealable bags and zippered bags. The market also includes containers and pouches of special design or purpose, including vacuumable bags for storage of food or household items, medical bags, or commercial uses.

Marketing, Sales and Distribution

Balloon Products

We market and sell our foil balloon, latex balloon and related novelty products throughout the United States and in a number of other countries. We maintain a marketing staff, sales staff and support staff of 9 individuals and a customer service department of 3 individuals in the United States. European sales are conducted by CTI Balloons, the Company's subsidiary located in Rugby, England. Flexo Universal conducts sales and marketing activities for the sale of balloon products in Mexico, Latin America, and certain other markets. Sales in other foreign countries are made generally to distributors in those countries and are managed at the Company's principal offices.

We sell and distribute our balloon products (i) by our employed staffs of sales and customer service personnel in the United States, Mexico and the UK, (ii) through a network of distributors and wholesalers in the United States, Mexico and the UK, (iii) through several groups of independent sales representatives and (iv) to selected retail chains. The distributors and wholesalers are generally engaged principally in the sale of balloons and related products (including such items as plush toys, mugs, containers, floral supplies and other items) and sell balloons and related products to retail outlets including grocery, general merchandise and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators.

Our largest customer for balloons during 2008 was Dollar Tree Stores. Sales to this chain in 2008 represented $9,014,000 or approximately 20.0% of our consolidated net sales.

We engage in a variety of advertising and promotional activities to promote the sale of our balloon products. Each year, we produce a complete catalog of our balloon products, and also prepare various flyers and brochures for special or seasonal products, which we disseminate to thousands of customers, potential customers and others. We participate in several trade shows for the gift, novelty, balloon and other industries and advertise in several trade and other publications.

Printed and Specialty Films

We market and sell printed and laminated films directly and through independent sales representatives throughout the United States. We sell laminated and printed films to companies that utilize these films to produce packaging for a variety of products, including food products, in both liquid and solid form, such as cola syrup, coffee, juices and other items. We seek to identify and maintain customer relationships in which we provide value-added in the form of technology or systems. Our largest customer for film products is Rapak, L.L.C. ("Rapak") to whom we provide a patented embossed film, as well as other film products. During 2008, our sales to Rapak totaled $7,608,000, representing 16.9% of our consolidated net sales. Under our agreement with Rapak, which continues through October 31, 2011, Rapak is committed to purchase at least 75% of its requirements for embossed film from us.

Flexible Containers/Pouches.

We market flexible containers and pouches to various companies for commercial packaging purposes and we market lines of consumer storage packages both to a principal customer and to retail chains and outlets.

On February 1, 2008, we entered into a License and Supply Agreement with S.C. Johnson & Son, Inc ("SC Johnson"). The agreement provides for the Company to manufacture and sell to SC Johnson (or its designee, Goodwill Commercial Services, Inc.) certain home food management products to be sold under the SC Johnson ZipLoc® brand. The agreement is for a term expiring on June 30, 2011 and provides for two renewal terms of two years each at the option of SC Johnson. During 2008, our sales to SC Johnson totaled $6,990,000, representing 15.5% of our consolidated net sales.

We produce consumer storage bags for ITW Space Bag, a division of Illinois Tool Works, Inc. ("ITW"). In March 2006, we entered into a four-year agreement with ITW under which we supply all of their requirements in North America for certain of their pouches which they market under the name Space Bag® and also are to supply their requirements of film for certain of the pouches which they produce.

During 2005, we introduced a line of universal vacuumable bags for household storage of food products. These bags are designed to be used with existing vacuum and sealing devices. We market these bags through various retail channels. During 2007, we introduced a line of re-sealable pouches incorporating a valve permitting the evacuation of air from the sealed pouch by use of a hand pump supplied with the pouches. This line of products is marketed under the brand name ZipVac™. We market this line of products to various retail outlets.

On April 10, 2008, we entered into an agreement with Babe Winkelman Productions, Inc. (BWP). The agreement provides for BWP to provide marketing and advertising services to us in connection with our ZipVac™ brand portable food storage system. BWP will produce commercials featuring the ZipVac™ product line which are to be aired under the agreement, at the time of Babe Winkelman syndicated programs, will produce a Kris Winkelman segment of the Babe Winkelman shows which will feature uses of the ZipVac™ product line, and will provide other advertising and marketing services. We received a license to use the name, image, likeness and testimonies of Babe and Kris Winkelman in connection with the ZipVac™ product line. We pay a royalty to BWP of 3% of net revenues from the sale of the ZipVac™

product and have issued to BWP 50,000 shares of our common stock which will be earned by BWP over a two year period. The agreement is for a term commencing on April 1, 2008 and expiring on March 31, 2011.

We also produce "dunnage" bags (inflatable packaging pouches) which we sell to a commercial customer.

Production and Operations

We conduct our operations at our facilities: (i) our headquarters, offices and plant at Barrington, Illinois, consisting of a total of approximately 75,000 square feet of office, production and warehouse space, (ii) a warehouse in Cary, Illinois, consisting of approximately 16,000 square feet of space, (iii) a warehouse in Elgin, Illinois consisting of approximately 20,000 square feet, (iv) a plant, office and warehouse in Guadalajara, Mexico, consisting of approximately 43,000 square feet of office, warehouse and production space and (v) an office and warehouse facility at Rugby, England, consisting of approximately 16,000 square feet of space.

We conduct production operations at our plants in Barrington, Illinois and Guadalajara, Mexico. At our plants, our production operations include (i) lamination and extrusion coating of films, (ii) slitting of film rolls, (iii) printing on film and on latex balloons, (iv) converting of film to completed products including balloons, flexible containers and pouches and (v) production of latex balloon products. We perform all of the lamination, extrusion coating and slitting activities in our Barrington, Illinois plant and produce all of our latex balloon products at our Guadalajara, Mexico plant. We print films in Barrington, Illinois and we print latex balloons in Guadalajara, Mexico.

We warehouse raw materials at our plants in Barrington, Illinois and Guadalajara, Mexico and we warehouse finished goods at our facilities in Barrington, Illinois, Cary, Illinois, Elgin, Illinois, Guadalajara, Mexico and Rugby, England. We maintain customer service and fulfillment operations at each of our warehouse locations. We conduct sales operations for the United States and for all other markets, except those handled by our Mexico and England facilities, in the Barrington, Illinois facility. Sales for Mexico and Latin America are handled in our Guadalajara, Mexico facility and sales for the United Kingdom are handled at our Rugby, England facility.

We maintain a graphic arts and development department at our Barrington, Illinois facility which designs our balloon products and graphics. Our creative department operates a networked, computerized graphic arts system for the production of these designs and of printed materials including catalogues, advertisements and other promotional materials.

We conduct administrative and accounting functions at our headquarters in Barrington, Illinois and at our facilities in Guadalajara, Mexico and Rugby, England.

Raw Materials

The principal raw materials we use in manufacturing our products are (i) petroleum or natural gas-based films, (ii) petroleum or natural gas-based resin, (iii) latex and (iv) printing inks. The cost of raw materials represents a significant portion of the total cost of our products, with the result that fluctuations in the cost of raw materials has a material effect on our profitability. The cost of our raw materials represented 43.2% of our net revenues in 2008. During the past several years, we have experienced significant fluctuations in the cost of these raw materials. We do not have any long-term agreements for the supply of raw materials and may experience wide fluctuations in the cost of raw materials in the future. Further, although we have been able to obtain adequate supplies of raw materials in the past, there can be no assurance that we will be able to obtain adequate supplies of one or more of our raw materials in the future.

Information Technology Systems

Our corporate headquarters in Barrington, Illinois and our warehouse facility in Cary, Illinois are serviced by a PC-based local area network. We connect the facilities via a high speed T1 line that carries both voice and data communications. Access to the network is available to all appropriate employees but is secured through four Microsoft servers running Active Directory authentication. The network allows us to leverage printing resources, create shared file areas for cross-departmental functions and allows for a single source backup of critical business files. On the network we run Macola financial system software. Macola is a modular software system. We presently use the general ledger, order entry, inventory management, purchase order, manufacturing costing, controls and inventory controls, electronic data exchange and custom report writing modules of that system. Internal and external employee communications are handled by industry standard Microsoft Exchange email, allowing us to communicate with customers and vendors all over the world. We also provide a secure, firewall protected, load balanced and redundant T1 and cable internet connection allowing employees to use e-mail, research issues, support customers and securely move data.

At each of our Mexico and England facilities, we operate server computers and local area networks, accessible to employees at those facilities. At each of those facilities, we operate separate integrated financial, order entry and inventory management systems.

Competition

The balloon and novelty industry is highly competitive, with numerous competitors. We believe there are presently six principal manufacturers of foil balloons whose products are sold in the United States including Anagram International, Inc., Pioneer Balloon Company, Convertidora International S.A. de C.V., Barton Enterprises Inc., and Betallic, LLC. Several companies market and sell foil balloons designed by them and manufactured by others for them.

We believe there are approximately five manufacturers of latex balloons whose products are sold in the United States and numerous others whose products are sold in other countries.

We also compete with other manufacturers of foil and latex balloons in Europe, Latin America and Asia.

The market for films, packaging, flexible containers and custom products is fragmented, and competition in this area is difficult to gauge. However, there are numerous participants in this market and the Company can expect to experience intense quality and price competition.

Many of these companies offer products and services that are the same or similar to those offered by us and our ability to compete depends on many factors within and outside our control. There are a number of well-established competitors in each of our product lines, several of which possess substantially greater financial, marketing and technical resources and have established, extensive, direct and indirect channels of distribution for their products and services. As a result, such competitors may be able to respond more quickly to new developments and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products and services than we can. Competitive pressures include, among other things, price competition, new designs and product development and copyright licensing.

Patents, Trademarks and Copyrights

We have developed or acquired a number of intellectual property rights which we believe are significant to our business.

Copyright Licenses. We maintain licenses on certain popular characters and designs for our balloon products. We presently maintain seven licenses and produce balloon designs utilizing the characters or designs covered by the licenses. Licenses are generally maintained for a one or two-year term, although the Company has maintained long term relationships with several of its licensors.

Trademarks. We own 12 registered trademarks in the United States relating to our balloon products. Many of these trademarks are registered in foreign countries, principally in the European Union.

Patent Rights. We own, or have license rights under, or have applied for, patents related to our balloon products, certain film products and certain flexible container products. These include (i) ownership of two patents, and a license under a third, relating to self-sealing valves for foil balloons and methods of making balloons with such valves, (ii) several foil balloon design patents, (iii) patents and applications related to the design and structure of, and method of, inserting and affixing, zipper-closure systems in a bag, (iv) patents related to one-way valves for pouches, (v) a patent related to methods of embossing film and utilizing such film to produce pouches with fitments, and (vi) patent applications related to vacuumable storage bags with fitments.

Research and Development

We maintain a product development and research department of five individuals for the development or identification of new products, product components and sources of supply. Research and development includes (i) creative product development, (ii) creative marketing, and (iii) engineering development. During each of the fiscal years ended December 31, 2008 and 2007, respectively, we estimate that the total amount spent on research and development activities was approximately $357,000 and $350,000, respectively.

Employees

As of December 31, 2008, the Company had 101 full-time employees in the United States, of whom 22 are executive or supervisory, 5 are in sales, 54 are in manufacturing or warehouse functions and 20 are clerical. As of that same date, we had 10 full-time employees in England, of whom 3 are executive or supervisory, 2 are in sales, 4 are in warehousing and one is clerical. At Flexo Universal, our Mexico subsidiary, as of December 31, 2008, we had 219 full-time employees, of whom 5 are executive or supervisory, 3 are in sales, 201 are in manufacturing and 10 are clerical. The Company is not a party to any collective bargaining agreement in the United States, has not experienced any work stoppages and believes that its relationship with its employees is satisfactory.

Regulatory Matters

Our manufacturing operations in the United States are subject to the U.S. Occupational Safety and Health Act ("OSHA"). We believe we are in material compliance with OSHA. The Company generates liquid, gaseous and solid waste materials in its operations in Barrington, Illinois and the generation, emission or disposal of such waste materials are, or may be, subject to various federal, state and local laws and regulations regarding the generation, emission or disposal of waste materials. We believe we are in material compliance with applicable environmental rules and regulations. Several states have enacted laws limiting or restricting the release of helium filled foil balloons. We do not believe such legislation will have any material effect on our operations.

International Operations

We sell balloon products in a number of countries outside of the United States. Our facility and personnel in Rugby, England handle the sales of these products in the United Kingdom. Our facility and personnel in Guadalajara, Mexico handle the sales of these products in Mexico and Latin America. In other countries, we sell balloon products through distributors located in those countries. We conduct production, packaging, warehousing and sales operations in Mexico. We conduct warehousing and sales operations in the United Kingdom. We rely, and are dependent, on our operations in Mexico for the supply of latex balloons in the United States, Mexico, Europe and other markets. Interruption of that supply would have a materially adverse effect on the business of the Company.

Our domestic and international sales to outside customers and assets by area over the period 2007 - 2008 have been as follows:

	United States		United Kingdom		Mexico		Consolidated
Year ended 12/31/08							
Sales to outside customers	$ 34,701,000	$	2,762,000	$	7,518,000	$	44,981,000
Operating income	$ 1,612,000	$	412,000	$	359,000	$	2,383,000
Net income	$ 795,000	$	215,000	$	144,000	$	1,154,000
Total Assets	$ 24,709,000	$	740,000	$	4,539,000	$	29,988,000

	United States		United Kingdom		Mexico		Consolidated
Year ended 12/31/07							
Sales to outside customers	$ 27,326,000	$	2,913,000	$	6,271,000	$	36,510,000
Operating income	$ 810,000	$	215,000	$	220,000	$	1,245,000
Net (loss) income	$ (128,000)	$	167,000	$	43,000	$	82,000
Total Assets	$ 23,128,000	$	1,086,000	$	5,110,000	$	29,324,000

Item No. 1A – Risk Factors

The following factors, as well as factors described elsewhere in this Annual Report, or in our other filings with the Securities and Exchange Commission, could adversely affect our consolidated financial position, results of operation or cash flows. Other factors not presently known to us, that we do not presently consider material, or that we have not predicted, may also harm our business operations or adversely affect us.

Industry Risks

We engage in businesses which are intensely competitive, involve strong price competition and relatively low margins.

The businesses in which we engage – supply of films for flexible packaging, supply of pouches for flexible packaging and supply of novelty balloon items – are highly competitive. We face intense competition from a number of competitors in each of these product categories, several of which have extensive production facilities, well-developed sales and marketing staffs and greater financial resources than we do. Some of these competitors maintain international production facilities enabling them to produce at low costs and to offer products at highly competitive prices. We compete on the basis of price, quality, service, delivery and differentiation of products. Most of our competitors seek to engage in product development and may develop products that have superior performance characteristics to our products. This intense competition can limit or reduce our sales or market share for the sale of our products as well as our margins. There can be no assurance that we will be able to compete successfully in the markets for our products or that we will be able to generate sufficient margins from the sale of our products to become or remain profitable.

Our business is dependent on the price and availability of raw materials.

The cost of the raw materials we purchase represents about 43.2% of our revenues. The principal raw materials we purchase are: nylon sheeting, polyester sheeting, polyethylene sheeting, polyethylene resin and latex. Most of these materials are derived from petroleum and natural gas. Prices for these materials fluctuate substantially as a result of the change in petroleum and natural gas prices, demand and the capacity of companies who produce these products to meet market needs. Instability in the world markets for petroleum and natural gas has affected, and may affect, adversely, the prices of these raw materials and their general availability. The price of latex has also fluctuated significantly over the past three years. Our ability to achieve and maintain profitability is partially dependent upon our ability to pass through to our customers the amount of increases in raw materials cost. If prices of these materials increase and we are not able to fully pass on the increases to our customers, our results of operations and our financial condition will be adversely affected.

Changes or limitations in the price and availability of helium to our customers may adversely affect our sales of novelty products.

Many of our novelty products, including many styles of foil balloons and latex balloons, are intended to be, and are, when sold to or used by customers filled with helium for buoyancy. During recent months, the price of helium has increased. It has been reported that the supply of helium is decreasing, that demand for helium for industrial and scientific uses has been increasing and that exports of helium from the United States, which is the principal producer of helium, have increased. As a result, the increased price of helium and possible lack of availability may adversely affect sales of novelty balloon products, including sales by the Company.

The loss of a key supplier or suppliers could lead to increased costs and lower margins as well as other adverse results.

We rely on eight principal suppliers for our petroleum, natural gas and latex-based raw material supplies. We do not maintain supply agreements with any of our suppliers for these materials. The loss of any of these suppliers would force us to purchase these materials from other suppliers or on the open market, which may require us to pay higher prices for raw materials than we do now, with the result that our margins on the sale of our products would be adversely affected. In addition, the loss of the supply of an important raw material from one of our present suppliers may not be replaceable through open market purchases or through a supply arrangement with another supplier. In the event that we were unable to obtain a raw material from another supplier, we would be unable to continue to manufacture certain of our products.

Company Risks

We have a history of both income and losses and have experienced fluctuations of operating income, which may cause our stock to fluctuate.

We have had a history of fluctuating income from operations over the past five years. We have reported net income from operations in four of the past five years and a loss in one of those years. Our income or loss from operations during that time has ranged from a profit of $2,622,000 to a loss of $50,000 and has been subject to significant quarterly and annual fluctuations. These fluctuations can be caused by:

- Economic conditions
- Sales volume
- Competition
- Production efficiencies
- Variability in raw materials prices
- Seasonality

These fluctuations make it more difficult for investors to compare our operating results to corresponding prior year periods. These fluctuations also cause our stock price to fluctuate. You should not rely on our results of operations for any particular quarter or year as being indicative of our results for a full year or any other period.

We have limited financial resources that may adversely affect our ability to invest in productive assets, marketing, new products and new developments.

Our working capital is limited. As of December 31, 2008, our current assets exceeded our current liabilities by approximately $1,466,000. As a result of this limited amount of working capital, we may be unable to fund capital investments, working capital needs, marketing and sales programs, research and development, patent or copyright licenses or other items which we would like to acquire or pursue in accordance with our business strategies. The inability to pursue any of these items may adversely affect our competitive position, our business, financial condition or prospects.

A high percentage of our sales are to a limited number of customers and the loss of any one or more of those customers could adversely affect our results of operation, cash flow and financial condition.

For the year ended December 31, 2008, our sales to our top 10 customers represented 70.8% of our consolidated net sales and our sales to our top three customers represented 52.5% of our consolidated net sales. We do not have long term contracts with several of our principal customers. The loss of any of our principal customers, or a significant reduction in the amount of our sales to any of them, would have a material adverse effect on our business and financial condition.

In March 2006, we entered into a four-year agreement with ITW, one of our top three customers, to provide (i) all of their requirements for a certain kind of pouch and (ii) all of their requirements, subject to competitive pricing, for film for their use in the production of certain pouches. This agreement expires on March 31, 2010. In April 2006, we entered into a license agreement with Rapak, one of our top three customers, granting Rapak a license under a patent related to textured film and pouches, and extending the term of an existing supply agreement with Rapak to October 31, 2008. On May 6, 2008 we entered into an amendment to the license agreement extending the term of the supply agreement to October 31, 2011. On February 1, 2008, we entered into a Supply and License Agreement with S.C. Johnson & Son, Inc. to manufacture and sell to SC Johnson certain home food management products to be sold under the SC Johnson ZipLoc® brand. The agreement is for a term expiring on June 30, 2011 and provides for two renewal terms of two years each at the option of SC Johnson.

We rely on intellectual property in our business and the failure to develop, acquire or protect our intellectual property could adversely affect our business.

We consider patents, copyright licenses and to some degree trademarks, as being significant to our competitive position, our ability to obtain and retain customers and to achieve acceptable margin levels on the sale of our products. With respect to our film and flexible packaging/pouch business, we believe that developing, acquiring and maintaining patent rights are of significance to us for those reasons. Over the past 12 years, we have obtained nine patents related to films, pouches, zippers for pouches, the method of inserting zippers in pouches and certain valves for pouches. We have three patents pending with regard to such products. With respect to our novelty balloon products, we believe that patent rights and trade secrets for product developments and copyright licenses for characters and designs are of significance to our ability to compete in the market and to obtain acceptable margins on the sale of our products. Our limited financial resources have made it more difficult for us to invest in product and patent developments and to obtain copyright licenses. If we are unable to develop, acquire, maintain or enforce some or all of our intellectual property rights, our business, financial conditions and prospects will be adversely affected.

We produce all of our products at two plants and damage to or destruction of one or both of the plants would have a serious adverse affect on our business.

We produce all of our film products and pouches at our plant in Barrington, Illinois and all of our latex balloon products at our plant in Guadalajara, Mexico. In the event of a fire, flood, or other natural disaster, or the termination of our lease in Mexico, we could lose access to one or both of our plants. Loss of, significant damage to, or destruction of, one or both of these plants would render us unable to produce our products presently produced in such plants, possibly for an extended period of time and our business, financial condition and prospects would be materially adversely affected. While we maintain business interruption insurance, the proceeds of such insurance may not be adequate to compensate us for all of our losses in such an event.

We are dependent on the management experience of our key personnel.

We are dependent on the management experience and continued services of our executive officers, including Howard W. Schwan, our President, John H. Schwan, our Chairman and Stephen M. Merrick, our

Chief Financial Officer, as well as each of these other executive officers of the Company and its subsidiaries: Sam Komar, Timothy Patterson and Pablo Gortazar. We have an existing employment agreement with Howard Schwan, dated January 1, 1997, which is automatically renewed each July 1 for another year unless terminated by either party. The agreement includes confidentiality, inventions, non-compete and other customary provisions. The loss of any of these executive officers would have an adverse effect on our business.

In addition, our continued growth depends on our ability to attract and retain experienced key employees. Competition for qualified employees is intense, and the loss of such persons, or an inability to attract, retain and motivate such skilled employees, could have a material adverse effect on our results of operations, financial condition and prospects. There can be no assurance that we will be able to retain our existing personnel or attract and retain additional qualified employees.

Our principal executive officers own a majority of our outstanding common stock, have warrants to purchase additional shares, and have significant influence and control over our business.

Howard W. Schwan (our President), John H. Schwan (our Chairman) and Stephen M. Merrick (our Chief Financial Officer) or persons affiliated to them, in combination, owned approximately 44.7% of the outstanding shares of common stock of the Company as of March 1, 2009 and then had options and warrants to purchase additional shares which, if exercised, together with the shares owned, would aggregate 55.3% of the shares then outstanding. As a result of such ownership, these executives have the ability to exert significant influence and control on the outcome of corporate transactions and other matters submitted to the Board of Directors or stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control of the Company.

Financial Risks

We have a high level of debt relative to our equity, which reduces cash available for our business and which may adversely affect our ability to obtain additional funds, and increases our vulnerability to economic or business turndowns.

We have a substantial amount of debt in relation to our shareholders' equity. As of December 31, 2008, we had $22,241,000 of debt outstanding and $7,735,000 in shareholders equity. These circumstances could have important adverse consequences for our Company. For example they could:

- Increase our vulnerability to general adverse economic and industry conditions;
- Require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby limiting our ability to fund working capital, capital expenditures and other general corporate purposes;
- Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- Place us at a competitive disadvantage compared to our competitors who may have less debt and greater financial resources; and
- Limit, among other things, our ability to borrow additional funds.

On February 1, 2006, we entered into a loan agreement with RBS Citizens, N.A. ("RBS"), previously referred to as Charter One Bank, in which, as amended, RBS provides to us a line of credit totaling $15,300,000, including a five year mortgage loan on our principal plant and offices in Barrington, Illinois for $2,800,000, a five year term loan secured by our physical assets in Barrington, Illinois for $3,500,000 and a three year revolving line of credit secured by inventory and receivables in the maximum amount of $9,000,000. In November 2007, RBS also provided to us a capital lease line of credit in the aggregate amount of $1,500,000 for the acquisition of production equipment. On January 31, 2009, we entered into an agreement with RBS to extend the revolving line of credit for one year expiring on January 31, 2010. Also, on February 1, 2006, Messrs. John Schwan and Stephen Merrick, each loaned to the Company the sum of $500,000 in exchange for five year subordinated notes and warrants to purchase up to 151,515 shares of common stock of the Company, each.

We will require a significant amount of cash to service our debt, to develop new business and to make capital investments and our ability to generate cash depends on many factors beyond our control.

Our ability to service our debt and to fund our operations and planned capital expenditures will depend on our financial and operating performance and our ability to borrow money or raise capital. These matters are, in part, subject to prevailing economic conditions and to financial, business and other factors beyond our control. If our cash flow from operations is insufficient to fund our debt service obligations, we may be forced to reduce or delay funding capital or working capital, marketing or other commitments or to sell assets, obtain additional equity capital or indebtedness or refinance or restructure our debt. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations, or to fund operations, initiatives or capital requirements. In the absence of cash flow from operations, or the generation of cash from such other sources sufficient to meet our debt service obligations and our other cash requirements, we could face substantial cash problems.

In July 2006, we entered into a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners, LP ("Cornell Capital") pursuant to which we could, at our discretion, periodically sell to Cornell Capital shares of common stock at a price equal to the volume weighted average price of our common stock on the NASDAQ Capital Market for the five days immediately following the date we notify Cornell Capital of our request. On December 28, 2006, we filed a Registration Statement with the SEC for the registration of 403,500 shares to be sold by Cornell Capital and Newbridge Securities (our placement agent). On January 28, 2007, the Registration Statement was declared effective. On July 24, 2008, we filed an amended Registration Statement with respect to these shares that was declared effective. Through December 31, 2008, in connection with the SEDA, we have requested and received aggregate advances from Cornell Capital under this agreement for $1,680,000 and Cornell Capital has purchased from us an aggregate of 341,864 shares of our common stock. The commitment of Cornell Capital under this agreement expired on January 28, 2009.

We are subject to a number of restrictive debt covenants that may restrict our business and financing activities.

Our credit facility, as amended January 2009, contains restrictive debt covenants that, among other things, restrict our ability to:

- Borrow money;
- Pay dividends and make distributions;
- Issue stock
- Make certain investments;
- Use assets as security in other transactions;
- Create liens;
- Enter into affiliate transactions;
- Merge or consolidate; or
- Transfer and sell assets.

The loan agreement includes a series of financial covenants we are required to meet including:

- We are required to maintain a tangible net worth in excess of $3,500,000;
- We are required to maintain specified ratios of senior debt to EBITDA on an annual basis and determined quarterly commencing as of June 30, 2006; and,
- We are required to maintain a specified level of EBITDA to fixed charges for the six months ending June 30, 2006, the nine months ending September 30, 2006 and twelve months thereafter.

In addition, our credit facility also requires us to meet certain financial tests, including (i) maintaining tangible net worth in excess of $3,500,000, (ii) maintaining specified ratios of senior debt to EBITDA and (iii) maintaining a ratio of EBITDA to fixed charges. These restrictive covenants may limit our ability to expand or pursue our business strategies.

Our ability to comply with the restrictions contained in our credit facility may be affected by changes in our business condition or results of operation, adverse regulatory developments, or other events beyond our control. A failure to comply with these restrictions could result in a default under our credit facility that, in turn, could cause our debt to become immediately due and payable. If our debt were to be accelerated, we cannot assure that we would be able to repay it. In addition, a default would give our lender the right to terminate any commitment to provide us with additional funds.

Market Risks and Risks Related to the Offering Described in Our Registration Statement

Our common stock may be affected by limited trading volume and may fluctuate significantly, which may affect shareholders' ability to sell shares of our common stock.

There has been a limited public market for our common stock and a more active trading market for our common stock may not develop. An absence of an active trading market could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These factors may negatively affect shareholders' ability to sell shares of our common stock.

Our common stock may be affected by sales of short sellers, which may affect shareholders' ability to sell shares of our common stock.

As stated, our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations. These fluctuations could cause short sellers to enter the market from time to time in the belief that we may have poor operating results in the future. The market for our common stock may not be stable or appreciate over time and the sale of our common stock may negatively impact shareholders' ability to sell shares of our common stock.

Future Sales of Stock By Our Shareholders May Negatively Affect Our Stock Price And Our Ability To Raise Funds In New Stock Offerings

Sales of our common stock in the public market by our existing substantial shareholders, could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 2,808,720 shares of common stock outstanding as of March 1, 2009, 1,256,382 shares of common stock are, or will be, held by our "affiliates" and 1,355,242 shares of common stock, held by existing shareholders, including the officers and directors, are "restricted securities" and may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144.

Item No. 1B – Unresolved Staff Comments

As of the filing of this Annual report on Form 10-K, we had no unresolved comments from the staff of the Securities and Exchange Commission that were received not less than 180 days before the end of our 2008 fiscal year.

Item No. 2 Properties

We own our principal plant and offices located in Barrington, Illinois, approximately 45 miles northwest of Chicago, Illinois. The facility includes approximately 75,000 square feet of office, manufacturing and warehouse space. This facility is subject to a mortgage loan in the principal amount of $2,800,000, having a term of 5 years, with payments amortized over 25 years.

In September 2005, the Company entered into a lease to rent 16,306 square feet of space in Cary, Illinois. This lease expires in September 2009. The facility includes warehouse and office space, which is utilized principally for the warehousing of balloon inventory. In addition, we have entered into a month-to-month agreement to rent warehouse space as required in Elgin, Illinois.

The Company also leases approximately 15,000 square feet of office and warehouse space in Rugby, England at an annual lease cost of $51,700, expiring in 2019. This facility is utilized to warehouse balloon products and to manage and service the Company's operations in England and Europe.

In February 2008, Flexo Universal entered into a 3-year lease agreement for the lease of approximately 43,000 square feet of manufacturing, warehouse and office space in Guadalajara, Mexico at the cost of $19,200 per month.

We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We believe our existing facilities provide sufficient production capacity for our present needs and for our presently anticipated needs in the foreseeable future. We also believe that, with respect to leased properties, upon the expiration of our current leases, we will be able to either secure renewal terms or to enter into leases for alternative locations at market terms.

Item No. 3 Legal Proceedings

On December 20, 2006, Pliant Corporation filed an action against the Company in the Circuit Court of Cook County, Illinois. In the action, Pliant claims that there is due from the Company to Pliant the sum of $245,000 for goods sold and delivered by Pliant to the Company as well as interest on such amount. On February 21, 2007, the Company filed an answer to the complaint and counterclaim denying liability and asserting certain claims against Pliant for damages for the sale by Pliant to the Company of defective products. Management intends to defend the claims of Pliant in this action and to pursue its counterclaims. Management is unable to estimate a range of loss, if any, in the matter. On February 11, 2009, Pliant Corporation filed a petition for relief under Chapter XI of the Bankruptcy Act, and as a result of such filing, the action currently is stayed.

In addition, the Company is also party to certain lawsuits or claims arising in the normal course of business. The ultimate outcome of these matters is unknown, but in the opinion of management, we do not believe any of these proceedings will have, individually or in the aggregate, a material adverse effect upon our financial condition, cash flows or future results of operation.

Item No. 4 Submission of Matters to a Vote of Security Holders

No matters were submitted to the shareholders of the Company during the Fourth Quarter 2008.

PART II

Item No. 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information. The Company's Common Stock was admitted to trading on the NASDAQ SmallCap Market (now the NASDAQ Capital Market) under the symbol CTIB on November 5, 1997.

The high and low sales prices for the last eight fiscal quarters (retroactively adjusted to reflect post-reverse split share and stock dividend values), according to the NASDAQ Stock Market's Stock Price History Report, were:

	High	Low
January 1, 2007 to March 31, 2007	$ 10.39	$ 4.39
April 1, 2007 to June 30, 2007	8.10	3.68
July 1, 2007 to September 30, 2007	5.59	2.88
October 1, 2007 to December 31, 2007	5.44	2.76
January 1, 2008 to March 31, 2008	6.43	3.25
April 1, 2008 to June 30, 2008	6.10	4.16
July 1, 2008 to September 30, 2008	7.30	4.50
October 1, 2008 to December 31, 2008	5.29	1.60

As of December 31, 2008 there were approximately 30 holders of record of the Company's Common Stock. The Company believes that its total number of beneficial owners of common stock of the Company exceeds 554.

The Company has never paid any cash dividends on its Common Stock and does not currently intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain all its earnings to finance the development and expansion of its business. Under the terms of its current loan agreement, the Company is restricted from declaring any cash dividends or other distributions on its shares.

Issuer Purchases of Equity Shares

The Company made no purchases of its shares during 2008.

Recent Sales of Unregistered Securities

During February 2003, John H. Schwan loaned $930,000 to the Company and Stephen M. Merrick loaned $700,000 to the Company, each in exchange for (i) two year promissory notes bearing interest at 9% per annum and (ii) five year warrants to purchase up to 163,000 shares of Common Stock of the Company at $4.87 per share, the market price of the Common Stock on the date of the Warrants. The proceeds of these loans were to (i) re-finance the bank loan of CTI Mexico in the amount of $880,000 and (ii) to provide financing for CTI Mexico and Flexo Universal. On February 8, 2008, Mr. Schwan and Mr. Merrick exercised these warrants utilizing $793,810 in principal amount of such promissory notes as payment of the exercise price for the shares purchased. The remaining amount of the notes are due on demand.

On February 1, 2006, John H. Schwan and Stephen M. Merrick each loaned the sum of $500,000 to the Company, each in exchange for (i) five year promissory notes bearing interest at 2% in excess of the prime rate and (ii) five year warrants to purchase up to 151,515 shares each of common stock of the Company at the price of $3.30 per share, an amount equal to 110% of the market price of the common stock on the day immediately preceding the date of the transaction.

On June 6, 2006, the Company entered into a Standby Equity Distribution Agreement with Cornell Capital pursuant to which Cornell Capital agreed, subject to certain conditions, to purchase up to $5,000,000 of the Company's common stock for its own account, for investment, during a commitment period of 24 months commencing on the date of an effective registration statement covering the shares to be sold. Under the agreement, shares are to be purchased at the lowest volume weighted average price of the shares as traded during the five trading days after an advanced request by the Company. The number of shares to be sold under the agreement is limited to 400,000 shares unless shareholder approval shall have been obtained for the sale of a greater amount of shares. The sale of the shares is subject to certain conditions including the filing by the Company, and the declaration of effectiveness by the SEC, of a Registration Statement covering the shares to be sold under the agreement. On December 28, 2006, the Company filed a Registration Statement with respect to 403,500 shares and on January 26, 2007, the Registration Statement was declared effective. Since the effective date to December 31, 2008, the Company has sold to Cornell Capital an aggregate of 341,864 shares of common stock at an average price of $4.91 per share.

On February 1, 2007, the Company issued to Capstone Advisory Group, L.L.C. 17,000 shares of common stock for consulting services to be performed over an 18-month period.

On April 7, 2008, the Company issued 50,000 shares of common stock to Babe Winkelman Productions, Inc. for marketing services to be performed over a 24-month period.

On October 1, 2008, the Company issued warrants to purchase 20,000 shares of common stock of the Company to both John Schwan and Stephen M. Merrick exercisable at the price of $4.80 per share (the market price of the stock on the date of the warrants) in consideration for the personal guarantees by each of up to $2 million in principal amount of the bank debt of the Company.

Each of the foregoing transactions involved the sale of securities of the Company to a limited number of sophisticated investors on a restricted basis, for investment, and an exemption from registration with respect to such sales is claimed pursuant to Section 4(2) of the Securities Act of 1933.

Stock Performance Graph

The following graph compares for the period December, 2003 to December, 2008, the cumulative total return (assuming reinvestment of dividends) on our common stock with (i) NASDAQ Composite Index (U.S.), (ii) S&P 500 Specialty Stores Index (U.S.) and (iii) a Peer Group. The Peer Group was created based on ten companies with similar Market-Capitalization (5 above and 5 below). The graph assumes an investment of $100 on December 31, 2003, in our common stock and each of the other investment categories.

The historical stock prices of our common stock shown on the graph below are not necessarily indicative of future stock performance. Per share value as of December 31, 2003 through December 31, 2008 is based on the common stock's closing price as of such date. All prices reflect any stock splits or dividends during the period.

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COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among CTI Industries Corporation, The NASDAQ Composite Index,
The S&P Specialty Stores Index And A Peer Group



$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
CTI Industries Corporation
NASDAQ Composite
S&P Specialty Stores
Peer Group

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

The information under this heading shall not be deemed incorporated by reference by any general statement incorporating by reference information from this Annual Report into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 and shall not otherwise be deemed filed under such Acts.

Item No. 6 Selected Financial Data

The following selected financial data are derived from the consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein.

(Rest of This Page Intentionally Left Blank)

Selected Financial Data - Annual

	Year ended December 31,				
	2008	2007	2006	2005	2004
Statement of Operations					
Net Sales	$ 44,981	$ 36,510	$ 35,428	$ 29,190	$ 37,193
Costs of Sales	$ 34,659	$ 27,826	$ 26,531	$ 22,726	$ 30,841
Gross Profit	$ 10,322	$ 8,684	$ 8,897	$ 6,464	$ 6,352
Operating expenses	$ 7,939	$ 7,439	$ 6,275	$ 5,812	$ 6,402
Income (loss) from operations	$ 2,383	$ 1,245	$ 2,622	$ 652	$ (50)
Interest expense	$ 1,032	$ 1,286	$ 1,691	$ 1,231	$ 1,350
Other (income) expense	$ (50)	$ (174)	$ (191)	$ (45)	$ (208)
Income (loss) before taxes and minority interest	$ 1,401	$ 133	$ 1,122	$ (534)	$ (1,192)
Income tax (benefit) expense	$ 247	$ 51	$ (774)	$ (200)	$ 1,286
Minority interest	$ -	$ -	$ 1	$ -	$ 1
Net Income (loss)	$ 1,154	$ 82	$ 1,895	$ (333)	$ (2,479)
Earnings (loss) per common share					
Basic	$ 0.42	$ 0.03	$ 0.91	$ (0.17)	$ (1.28)
Diluted	$ 0.40	$ 0.03	$ 0.85	$ (0.17)	$ (1.28)
Other Financial Data:					
Gross margin percentage	22.95%	23.79%	25.11%	22.14%	17.08%
Capital Expenses	$ 2,200	$ 2,848	$ 553	$ 550	$ 306
Depreciation & Amortization	$ 1,593	$ 1,299	$ 1,205	$ 1,463	$ 1,651
Balance Sheet Data:					
Working capital (Deficit)	$ 1,466	$ 1,318	$ 1,848	$ (2,426)	$ (2,790)
Total assets	$ 29,988	$ 29,256	$ 26,645	$ 23,536	$ 27,888
Short-term obligations [(1)]	$ 10,416	$ 9,767	$ 9,422	$ 8,618	$ 9,962
Long-term obligations	$ 6,019	$ 6,237	$ 6,887	$ 6,039	$ 6,491
Stockholders' Equity	$ 7,735	$ 6,523	$ 5,102	$ 2,726	$ 2,951

(1) Short term obligations consist of primarily of borrowings under bank line of credit and current portion of long-term debt.

The following table sets forth selected unaudited statements of operations for each quarter of fiscal 2008 and 2007:

	For the Year Ended December 31, 2008 (1)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 10,735,000	$ 12,461,000	$ 11,953,000	$ 9,832,000
Gross profit	$ 2,332,000	$ 2,913,000	$ 2,742,000	$ 2,335,000
Net income	$ 279,000	$ 485,000	$ 269,000	$ 121,000
Earnings per common share				
Basic	$ 0.10	$ 0.17	$ 0.10	$ 0.04
Diluted	$ 0.10	$ 0.17	$ 0.09	$ 0.04

(1) Earnings per common share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual earnings per common share

	For the Year Ended December 31, 2007 (1)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 8,279,000	$ 9,259,000	$ 8,673,000	$ 10,299,000
Gross profit	$ 1,903,000	$ 2,744,000	$ 1,617,000	$ 2,420,000
Net (loss) income	$ (52,000)	$ 423,000	$ (414,000)	$ 125,000
Earnings per common share				
Basic	$ (0.02)	$ 0.18	$ (0.18)	$ 0.05
Diluted	$ (0.02)	$ 0.17	$ (0.18)	$ 0.05

(1) Earnings per common share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual earnings per common share

Item No. 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company produces film products for novelty, packaging and container applications. These products include foil balloons, latex balloons and related latex toy products, films for packaging applications, and flexible containers for packaging and storage applications. We produce all of our film products for packaging and container applications at the facilities in Barrington, Illinois. We produce all of our latex balloons and latex products at our facility in Guadalajara, Mexico. Substantially all of our film products for packaging applications and flexible containers for packaging and storage are sold to customers in the United States. We market and sell our novelty items - principally foil balloons and latex balloons - in the United States, Mexico, the United Kingdom and a number of additional countries.

Our revenues from each of our product categories in each of the past two years have been as follows:

	(000 Omitted)			
Product Category	**\$ 2008**	**% of Net Sales**	**\$ 2007**	**% of Net Sales**
Metalized Balloons	17,629	39.2%	15,998	43.8%
Films	8,212	18.3%	7,846	21.5%
Pouches	10,893	24.2%	4,938	13.5%
Latex Balloons	7,597	16.9%	6,853	18.8%
Helium/Other	650	1.4%	875	2.4%
Total	**44,981**	**100.0%**	**36,510**	**100.0%**

Our primary expenses include the cost of products sold and selling, general and administrative expenses.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control and overhead expenses such as supervisory labor, depreciation, utilities expense and facilities expense directly associated with production of our products, as well as shipping costs relating to the shipment of products to customers. Cost of products sold is impacted by the cost of the raw materials used in our products, the cost of shipping, along with our efficiency in managing the production of our products.

Selling, general and administrative expenses include the compensation and benefits paid to our employees, all other selling expenses, marketing, promotional expenses, travel and other corporate administrative expenses. These other corporate administrative expenses include professional fees, depreciation of equipment and facilities utilized in administration, occupancy costs, communication costs and other similar operating expenses. Selling, general and administrative expenses can be affected by a number of factors, including staffing levels and the cost of providing competitive salaries and benefits, the cost of regulatory compliance and other administrative costs.

Purchases by a limited number of customers represent a significant portion of our total revenues. In 2008, sales to our top 10 customers represented 70.8% of net revenues. During 2008, there were three customers to whom our sales represented more than 10% of net revenues. Our principle customers and 2008 sales to them were:

Customer	Product	2008 Sales	% of 2008 Revenues	2007 Sales	% of 2007 Revenues
Dollar Tree Stores	Balloons	$ 9,014,000	20.0%	$ 7,419,000	20.3%
Rapak L.L.C	Films	$ 7,608,000	16.9%	$ 6,982,000	19.1%
S.C. Johnson & Son, Inc	Pouches	$ 6,990,000	15.5%	$ 284,000	0.8%

The loss of one or more of these principal customers, or a significant reduction in purchases by one or more of them, could have a material adverse effect on our business.

Results of Operations

The following table sets forth selected results of our operations expressed as a percentage of net sales for the years ended December 31, 2008 and 2007. Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods.

	Year ended December 31,	
	2008	**2007**
Net sales	100.0%	100.0%
Costs and expenses:		
Cost of products sold	77.1	76.2
Operating Expenses	17.6	20.4
Income from operations	5.3	3.4
Interest expense	(2.3)	(3.5)
Other income	0.1	0.5
Income before income taxes	3.1	0.4
Provision for income taxes	0.5	0.2
Net profit	2.6%	0.2%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Sales

For the fiscal year ended December 31, 2008, consolidated net sales from the sale of all products were $44,981,000 compared to consolidated net sales of $36,510,000 for the year ended December 31, 2007, an increase of 23.2%.

Sales of foil balloons increased by 10.2% from $15,998,000 in 2007 to $17,629,000 in 2008. Most of the increase is attributable to an increase in our sales to Dollar Tree Stores of $1,595,000 in 2008 over 2007 sales.

Sales of film products increased by 4.7% from $7,846,000 in 2007 to $8,212,000 in 2008. This increase is attributable to an increase in sales to Rapak, L.L.C.

Sales of pouch products increased by 121% from $4,938,000 in 2007 to $10,893,000 in 2008. All of this increase is attributable to an increase in pouch sales to Goodwill Commercial Services (for S.C. Johnson & Son, Inc.) from $284,000 in 2007 to $6,990,000 in 2008. Other pouch sales in 2008 included sales to ITW Spacebag and sales of our ZipVac Brand line.

Sales of latex balloons increased by 10.9% from $6,853,000 in 2007 to $7,597,000 in 2008. Most of the increase is attributable to increased sales of latex balloons in Mexico by our affiliate Flexo Universal to a variety of customers.

Cost of Sales

Cost of sales increased from 76.2% of sales in 2007 to 77.1% of sales in 2008. This increase is attributable to increases in the cost of raw materials experienced during much of 2008, including plastic sheeting, resin and latex. In 2008, the cost of raw materials represented 43.2% of our revenues compared to 41.2% of our revenues in 2007. We were able to limit the effect of increased costs of raw materials to some degree by raising our selling prices of certain products.

During the first nine months of 2008, we determined that the cost of raw materials for United States production increased, on average, 14.4% over that period. However, during the fourth quarter of 2008, the cost of most of our raw materials declined, a change which also limited the effect of raw materials costs on our gross margins in 2008.

During 2007, gross margins were negatively affected by certain production expenses not incurred in 2008, including set-up, testing and initial production costs associated with the installation and initial production of pouch product lines which were not capitalized. We have estimated the amount of these costs in 2007 as being approximately $250,000.

General and Administrative Expenses

General and administrative expenses increased from $5,211,000 in 2007 or 14.3% of net sales to $5,376,000 or 12.0% of net sales in 2008. This increased is attributable principally to (i) an increase in administrative salaries of $229,000 due to new personnel and incentive compensation payments, (ii) an increase in administrative travel expenses in the amount of $57,000 and (iii) an increase in legal expenses of $85,000.

Selling

Selling expenses increased from $754,000 or 2.1% of sales in 2007 to $886,000 or 2.0% of sales in 2008. This increased is attributable principally to (i) an increase in salary expense of $113,000 associated with new personnel, (ii) an increase in travel expenses in the amount of $43,000 and (iii) an increase in licensing royalty payments in the amount of $41,000.

Advertising and Marketing

Advertising and Marketing expenses increased from $1,474,000 or 4.0% of sales in 2007 to $1,678,000 or 3.7% of sales in 2008. This increase is due to (i) additional advertising and marketing expenses of $133,000 related principally to our ZipVac product line, (ii) an increase in marketing salaries due to new personnel in the amount of $98,000 and (iii) and increase in trade booth expense of $52,000.

Other Income or Expense

During 2008, we incurred net interest expense of $1,031,000 compared to net interest expense of $1,286,000 during 2007. The reduction in interest expense incurred in 2008 is the result of both lower applicable interest rates.

During 2008, we realized foreign currency gain in the amount of $50,000 compared to foreign currency gain in 2007 of $174,000.

Net Income or Loss

During 2008, we had net income of $1,154,000 compared to net income of $82,000 in 2007. The increase in net income in 2008 over 2007 resulted principally from an increase in gross profits in the amount of $1,638,000 over 2007 levels which was offset by an increase in operating expenses of approximately $500,000 over 2007 levels. Net income for 2007 was affected by costs related to the set-up, testing and initial production of pouch production lines. During 2007, we incurred such costs in the total amount of approximately $2,330,000 of which $2,082,000 was capitalized.

Income Taxes

In 2008, the Company recognized income tax expense, on a consolidated basis, of $247,000. This income tax expense is composed of income tax expense realized by CTI Balloons, our United Kingdom subsidiary, in the amount of $116,000 and by Flexo Universal and CTI Mexico, our Mexico subsidiaries, in the amounts of $119,000 and $12,000, respectively. In 2007, the Company recognized an income tax expense, on a consolidated basis, of $51,000. This income tax expense was composed of income tax expense realized by CTI Balloons, our United Kingdom subsidiary, and Flexo Universal, our Mexico subsidiary, in the amounts of $90,000 and $98,000, respectively, offset by an income tax benefit of $137,000 recognized by the Company in the United States.

Financial Condition, Liquidity and Capital Resources

Cash Flow Provided by Operating Activities During fiscal 2008, cash provided by operating activities amounted to $401,000, compared to cash flow provided by operating activities during fiscal 2007 of $1,356,000. Significant changes in working capital items affecting cash flow provided by operating activities were:

- Depreciation and amortization of $1,593,000
- An increase in net inventory of $1,380,000
- A decrease in trade payables of $784,000
- An increase in accounts receivable of $588,000
- A decrease in prepaid expenses and other assets of $122,000
- A decrease in accrued liabilities of $455,000

The increase in inventory during 2008 reflects increases principally in balloon film inventory and finished balloon inventory. We do not anticipate significant increases in inventory during 2009.

Cash Used in Investing Activities During fiscal 2008, cash used in investing activities amounted to $2,200,000 compared to cash used in investing activities during fiscal 2007 of $2,848,000. Cash used in investing activities was principally for the purchase of production equipment. During 2009, we anticipate reduced levels of investment in equipment and facilities.

Cash Provided by Financing Activities During fiscal 2008, cash provided by financing activities amounted to $1,681,000, compared to cash provided by financing activities of $1,586,000 during fiscal 2007. During 2008, we received $1,224,000 under our capital lease line and $17,000 from the exercise of options and warrants, and we repaid long-term debt of $942,000. Also, we received, net, $1,215,000 proceeds under our revolving line of credit.

On February 1, 2006, we entered into a Loan Agreement with RBS, Chicago, Illinois, under which, as amended, the Bank has agreed to provide a credit facility to our Company in the total amount of $15,300,000, which includes (i) a five year mortgage loan secured by our Barrington, Illinois property in the principal amount of $2,800,000, amortized over a 20 year period, (ii) a five year term-loan secured by our equipment at the Barrington, Illinois plant in the amount of $3,500,000 and (iii) a three-year revolving line of credit up to a maximum amount of $9,000,000, secured by inventory and receivables. On January 30, 2009, we entered into an amendment of the loan agreement extending the term of the revolving line of credit to January 31, 2010 and amending certain covenants. The amount we can borrow on the revolving line of credit includes 85% of eligible accounts receivable and 60% of eligible inventory.

Certain terms of the loan agreement include:

- *Restrictive Covenants*: The Loan Agreement includes several restrictive covenants under which we are prohibited from, or restricted in our ability to:
  - Borrow money;
  - Pay dividends and make distributions;
  - Issue stock;
  - Make certain investments;
  - Use assets as security in other transactions;
  - Create liens;
  - Enter into affiliate transactions;
  - Merge or consolidate; or
  - Transfer and sell assets.

- *Financial Covenants*: The loan agreement includes a series of financial covenants we are required to meet including:
  - We are required to maintain a tangible net worth in excess of $3,500,000;
  - We are required to maintain specified ratios of senior debt to EBITDA on an annual basis and determined quarterly commencing as of June 30, 2006; and,
  - We are required to maintain a specified level of EBITDA to fixed charges for the six months ending June 30, 2006, the nine months ending September 30, 2006 and twelve months thereafter.

As of December 31, 2008, the Company was in compliance with these financial covenants.

The loan agreement as amended provides for interest at varying rates in excess of the Bank's prime rate, depending on the level of senior debt to EBITDA over time. The initial interest rate under the loan is prime plus 1.5% per annum. On a quarterly basis, this ratio will be measured and the interest rate changed in accordance to the table below.

When Senior Debt to EBITDA is:	The Premium to the Prime Rate is:
Greater or equal to 4.00 to 1.00	1.50%
Greater than or equal to 3.50 to 1.00; Less than 4.00 to 1.00	1.25%
Greater than or equal to 3.25 to 1.00; Less than 3.50 to 1.00	1.00%
Greater than or equal to 2.75 to 1.00; Less than 3.25 to 1.00	0.75%
Less than 2.75 to 1.00	0.50%

At December 31, 2008 the Company was paying a premium of 0.50% over Prime.

Also, under the loan agreement, we were required to purchase a swap agreement with respect to part of the mortgage and term loan portions of our loan. On April 5, 2006, we entered into a swap arrangement with RBS with respect to 60% of the principle amounts of the mortgage loan and the term loan, which had the effect of fixing the interest rate for such portions of the loans at 8.49% for the balance of the loan terms. On January 28, 2008, we entered into another swap agreement with respect to $3,000,000 in principal amount of our revolving loan fixing the interest rate for this portion of the revolving loan at 6.17%. The value of these swap agreements vary as the result of variations in interest rates. We record changes in the valuation of these swap agreements as other comprehensive income (or expense). As of December 31, 2008, the net effect of the changes in the value of these swap agreements is a liability of $342,000.

Each of John H. Schwan and Stephen M. Merrick, officers, directors and principal shareholders of the Company have personally guaranteed the obligations of the company to RBS up to $2,000,000.

On November 13, 2007, RBS granted to the Company a capital lease line of credit of up to $1,500,000 to fund equipment acquisitions by the Company. During the years ended December 31, 2008 and 2007, the Company received aggregate advances under this line of $1,224,000 and $272,000, respectively.

On February 1, 2006, two principal officers and shareholders of our Company each loaned to our Company the sum of $500,000 in exchange for (i) Promissory Notes due January 31, 2011 and bearing interest at the rate of 2% per annum in excess of the prime rate determined quarterly and (ii) five year Warrants to purchase up to 151,515 shares of common stock of the Company at the price of $3.30 per share (110% of the closing market price on the day preceding the date of the loans).

On June 6, 2006, we entered into a Standby Equity Distribution Agreement with Cornell Capital pursuant to which we were permitted, at our discretion; periodically sell to Cornell Capital shares of common stock for a total purchase price of up to $5 million. The commitment of Cornell Capital was for a term commencing on the effective date of our registration statement covering the shares to be sold and expiring after 24 months from that date. The commitment expired on January 28, 2009. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital agreed to pay one hundred percent (100%) of the lowest volume weighted average price (as quoted by Bloomberg, LP) of our common stock on the NASDAQ Capital Market or other principal market on which our common stock is traded for the five (5) days immediately following the notice date. Furthermore, Cornell Capital received five percent (5%) of each advance in cash under the Standby Equity Distribution Agreement as an underwriting discount.

Cornell Capital is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC. In addition, we engaged Newbridge Securities Corporation, a registered broker-dealer, as our placement agent in connection with the Standby Equity Distribution Agreement. For its services, Newbridge received 3,500 shares of our common stock on or about June 8, 2006, equal to approximately $11,200 based on our stock price of $3.20 when the shares were issued on June 26, 2006. The effectiveness of the sale of the shares under the Standby Equity Distribution Agreement was conditioned upon us registering the shares of common stock with the SEC and obtaining all necessary permits or qualifying for exemptions under applicable state law.

On December 28, 2006, we filed a Registration Statement for the registration of 403,500 shares of our common stock. On January 26, 2007, the Registration Statement was declared effective. On July 24, 2008, we filed an amended Registration Statement, which was declared effective. As of December 31, 2008, we had sold an aggregate of 341,864 shares of common stock to Cornell under the SEDA and have received net proceeds from the sale of those shares in the amount of $1,449,000.

Current Assets. As of December 31, 2008, the total current assets of the Company were $17,688,000, compared to total current assets of $17,801,000 at December 31, 2007. The change in current assets reflects, principally, (i) an increase in inventories of $804,000, and (ii) a decrease in cash and equivalents of $303,000, (iii) a decrease in the net deferred income tax asset of $340,000, and (iv) a decrease in prepaid expenses and other current assets of $146,000. The increase in inventory during 2008 reflects increases of $565,000 in film raw materials and $599,000 in finished balloon products. We do not anticipate significant increases in inventory during 2009.

Property, Plant and Equipment. During fiscal 2008, the Company invested $2,200,000 in capital items, principally in production equipment and plant improvements.

Current Liabilities. Accrued other liabilities includes $1,147,000 in accruals and $341,000 in mark to market liabilities. Total current liabilities decreased from $16,483,000 as of December 31, 2007 to $16,222,000 as of December 31, 2008. Changes in current liabilities included: (i) a decrease of $1,075,000 in trade payables, (ii) an increase of the line of credit of $1,215,000, (iii) an increase in the balance of the current portion of long term indebtedness of $228,000 and (iv) a decrease in the balance of notes payable to officers of $794,000.

Liquidity and Capital Resources; Working Capital. As of December 31, 2008, our current assets exceeded our current liabilities by $1,466,000. Management believes that our internally generated funds and the borrowing capacity under our revolving line of credit facility will be sufficient to meet working capital requirements for the remainder of 2009.

Shareholders' Equity. Shareholders' equity was $7,735,000 as of December 31, 2008 compared to $6,591,000 as of December 31, 2007.

Seasonality

In the foil product line, sales have historically been seasonal with approximately 45% occurring in the period from December through March of the succeeding year and 21% being generated in the period July through October in recent years. The sale of latex balloons, pouches and laminated film products have not historically been seasonal, and as sales in these products lines have increased as a percentage of total sales, the seasonality of the Company's total net sales has decreased.

Critical Accounting Policies

The financial statements of the Company are based on the selection and application of significant accounting policies which require management to make various estimates and assumptions. The following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operation.

Revenue Recognition. Substantially all of the Company's revenues are derived from the sale of products. With respect to the sale of products, revenue from a transaction is recognized when (i) a definitive arrangement exists for the sale of the product, (ii) delivery of the product has occurred, (iii) the price to the buyer has been fixed or is determinable and (iv) collectibility is reasonably assured. The Company generally recognizes revenue for the sale of products when the products have been shipped and invoiced. In some cases, product is provided on consignment to customers. In those cases, revenue is recognized when the customer reports a sale of the product.

Allowance for Doubtful Accounts. We estimate our allowance for doubtful accounts based on an analysis of specific accounts, an analysis of historical trends, payment and write-off histories. Our credit risks are continually reviewed and management believes that adequate provisions have been made for doubtful accounts. However, unexpected changes in the financial condition of customers or changes in the state of the economy could result in write-offs, which exceed estimates and negatively impact our financial results.

Inventory Valuation. Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted at the time of introduction of a new product or design, periodically and at year-end based on actual direct and indirect production costs. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the products. As of December 31, 2008, the Company had established a reserve for obsolescence, marketability or excess quantities with respect to inventory in the aggregate amount of $429,000. As of December 31, 2007, the amount of the reserve was $383,000. In addition, on a periodic basis, the Company disposes of inventory deemed to be obsolete or unsaleable and, at such time, records an expense for the value of such inventory. We record freight income as a component of net sales and record freight costs as a component of cost of goods sold.

Valuation of Long-Lived Assets. We evaluate whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property and equipment and goodwill) may be impaired or not recoverable. Significant factors which may trigger an impairment review include: changes in business strategy, market conditions, the manner of use of an asset, underperformance relative to historical or expected future operating results, and negative industry or economic trends. FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill be evaluated annually for impairment by applying a fair-value based test. We conducted a valuation analysis of our goodwill in our Mexico subsidiary for the years ended December 31, 2008 and 2007. As of December 31, 2008 and December 31, 2007, we determined that the fair value of the Company's interest in Flexo Universal as recorded for December 31, 2006 was not impaired.

Foreign Currency Translation. All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts are translated using the average exchange rates for the year-to-date periods. The gains and losses resulting from the changes in exchange rates during the period have been reported in other comprehensive income or loss.

Stock-Based Compensation. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" ("SFAS No. 123(R)"). Prior to the adoption of SFAS No. 123(R), we had adopted the disclosure-only provisions of SFAS No. 123 and accounted for employee stock-based compensation under the intrinsic value method and no expense related to stock options was recognized. We adopted the provisions of SFAS 123(R) using the modified prospective transition method. Under this method, our consolidated financial statements as of and for the years ended December 31, 2007 reflect the impact of SFAS 123(R), while the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

We used the Black-Scholes option pricing model to determine the fair value of stock options which requires us to estimate certain key assumptions. As a result of adopting SFAS 123(R), we incurred employee stock-based compensation cost of $58,000 for the year ended December 31, 2008. At December 31, 2008, we had $185,000 of unrecognized compensation cost relating to stock options.

Income Taxes and Deferred Tax Assets. Income taxes are accounted for as prescribed in SFAS No. 109-Accounting for Income Taxes. Under the asset and liability method of Statement 109, the Company recognizes the amount of income taxes currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years these temporary differences are expected to be recovered or settled.

As of December 31, 2008, the Company had a net deferred tax asset of $1,017,000 (deferred tax assets of $1,919,000 less a valuation allowance of $902,000) representing the amount the Company may recover in future years from future taxable income. As of December 31, 2007, the amount of the net deferred tax asset was $1,080,000. Each quarter and year-end management makes a judgment to determine the extent to which the deferred tax asset will be recovered from future taxable income. Management reduced the valuation allowance related to the deferred tax asset by $325,000 in 2008 from $1,227,000 as of December 31, 2007 to $902,000 as of December 31, 2008.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial and non-financial assets and liabilities are applied prospectively upon adoption and did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for us on January 1, 2008. We did not elect the fair value option for any assets or liabilities that were not previously carried at fair value. Accordingly, the adoption of SFAS 159 had no impact on our consolidated financial statements.

In October 2008, the FASB issued FSP 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a significant impact on our consolidated financial statements.

Accounting Pronouncements Not Yet Implemented

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS No. 161). SFAS No. 161 requires companies to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating SFAS No. 161 and have not determined the impact on our financial statements.

Item No. 7A - Qualitative And Quantitative Disclosures Regarding Market Risk

N/A

Item No. 8 Financial Statements and Supplementary Data

Reference is made to the Consolidated Financial Statements contained in Part IV hereof.

Item No. 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item No. 9A - Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer (together the "Certifying Officers"), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008, the end of the period covered by this report. Based upon that evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Certifying Officers, as appropriate, to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operation effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our evaluation, management has concluded our internal controls over financial reporting were effective as of December 31, 2008.

On March 5, 2009, in the course of a review by our accounting and production personnel of various production-related expenses, we discovered that, during the years from 1997 through 2008, the Company had received and paid certain invoices for repair and maintenance services and related parts, which had, in fact, never been provided to the Company. We further discovered that an officer of the Company principally owned the company that submitted the invoices. This officer was also responsible for the repair and maintenance activities in the Company and had the authority to approve and did approve such invoices for payment, of which he was the ultimate recipient.

We are conducting a full investigation and review of these circumstances and of our internal controls relating to these events. The officer involved has resigned and has agreed to make full restitution of the amounts wrongfully received by him. The aggregate amount of such payments fraudulently received by such officer from the Company over the eleven-year period was approximately $1,400,000. The expense recorded in 2008 and 2007 was $143,000 and $155,000, respectively. To date, we have received restitution from this former officer in the amount of $124,000. We believe that, under our control system in effect as of December 31, 2008, these events would have been prevented as the current vendor selection, approval and set up process in the accounting system is much more rigorous and independent, requiring multiple levels of vendor review and approval prior to acceptance and set up in the master vendor file. In addition, a control process was in place that required that an independent review of all invoices submitted for payment is reviewed and procedures performed to ensure the services were performed and goods were received prior to approval for payment. Unfortunately, a breakdown in this control from a performance standpoint had occurred. While the cumulative amount of the improper payments in total may have been substantial, the related losses were reported in cost of sales for the respective periods and discovery of these improper payments has not resulted in changes to any previously reported results. Therefore we do not consider this event to be a material weakness in our internal control over financial reporting.

Management of the Company, in conjunction with the Audit Committee, are conducting an investigation and review concerning these events to gauge the adequacy of the Company's internal controls and to identify and implement changes and improvements in our internal controls to remediate deficiencies in our internal controls. We are considering and planning at least the following changes:

- Initial and ongoing periodic review of all vendors by individuals who are not involved in the purchasing process with such vendors;
- Enhanced documentation and review requirements of invoices prior to authorization for payment;
- Periodic testing of invoices by individuals not involved in purchasing or in the approval process of the invoices for payment;
- Initiation of an internal audit function with respect to purchasing and treasury functions.

Management personnel, including the Certifying Officers, recognize that our internal control over financial reporting cannot prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

In light of the events described above, we are reviewing our procedures and controls and plan to implement certain changes and additions to our internal controls during the second quarter of 2009.

There has been no change during the Company's fiscal quarter ended December 31, 2008 in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the

Exchange Act) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B – Other Information

None

PART III

Item No. 10 – Directors and Executive Officers of the Registrant

Information called for by Item 10 of Part III is incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2008.

Item No. 11 – Executive Compensation

Information called for by Item 11 of Part III is incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2008.

Item No. 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information called for by Item 12 of Part III is incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2008.

Item No. 13 – Certain Relationships and Related Transactions

Information called for by Item 13 of Part III is incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2008.

Item No. 14 – Principal Accountant Fees and Services

Information called for by Item 14 of Part III is incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2008.

PART IV

Item No. 15 Exhibits and Financial Statement Schedules

1. The Consolidated Financial Statements filed as part of this report on Form 10-K are listed on the accompanying Index to Consolidated Financial Statements and Consolidated Financial Statement Schedules.

2. Financial schedules required to be filed by Item 8 of this form, and by Item 15(d) below:

   Schedule II Valuation and qualifying accounts

All other financial schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits:

Exhibit Number	Document
3.1	Third Restated Certificate of Incorporation of CTI Industries Corporation (Incorporated by reference to Exhibit A contained in Registrant's Schedule 14A Definitive Proxy Statement for solicitation of written consent of shareholders, as filed with the Commission on October 25, 1999)
3.2	By-Laws of CTI Industries Corporation (Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
4.1	Form of CTI Industries Corporation's common stock certificate (Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
10.1	CTI Industries Corporation 1999 Stock Option Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on March 26, 1999)
10.2	CTI Industries Corporation 2001 Stock Option Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 21, 2001)
10.3	CTI Industries Corporation 2002 Stock Option Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 15, 2002)
10.4	CTI Industries Corporation 2007 Stock Incentive Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on April 30, 2007)
10.5	Employment Agreement dated June 30, 1997, between CTI Industries Corporation and Howard W. Schwan (Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997.)
10.6	Warrant dated July 17, 2001 to purchase 79,364 shares of Common Stock John H. Schwan (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.7	Warrant dated July 17, 2001 to purchase 39,683 shares of Common Stock Stephen M. Merrick (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.8	Note dated January 28, 2003, CTI Industries Corporation to Stephen M. Merrick in the sum of $500,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.9	Note dated February 28, 2003, CTI Industries Corporation to Stephen M. Merrick in the sum of $200,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.10	Note dated February 10, 2003, CTI Industries Corporation to John H. Schwan in the sum of $150,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.11	Note dated February 15, 2003, CTI Industries Corporation to John Schwan in the sum of $680,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.12	Note dated March 3, 2003, CTI Industries Corporation to John H. Schwan in the sum of $100,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)

10.13	Warrant dated March 20, 2003, to purchase 70,000 shares of Common Stock - Stephen M. Merrick (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.14	Warrant dated March 20, 2003, to purchase 93,000 shares of Common Stock - John H. Schwan (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.15	Loan and Security Agreement between RBS Citizens, N.A. and the Company dated February 1, 2006 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.16	Warrant dated February 1, 2006, to purchase 151,515 shares of Common Stock - John H. Schwan (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.17	Warrant dated February 1, 2006, to purchase 151,515 shares of Common Stock – Stephen M. Merrick (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.18	Note dated February 1, 2006, CTI Industries Corporation to John Schwan in the sum of $500,000 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.19	Note dated February 1, 2006, CTI Industries Corporation to Stephen M. Merrick in the sum of $500,000 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.20	Production and Supply Agreement between ITW Spacebag and the Company dated March 17, 2006 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated March 17, 2006)
10.21	License Agreement between Rapak, LLC and the Company dated April 28, 2006 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated May 3, 2006)
10.22	Standby Equity Distribution Agreement between Cornell Capital Partners and the Company dated December 28, 2006
10.23	Second Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated December 18, 2006 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated December 21, 2006.)
10.24	Third Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated November 13, 2007 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 10-Q dated November 13, 2007)
10.25	CTI Industries Corporation Incentive Compensation Plan (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated October 2, 2007)
10.26	Supply and License Agreement among Registrant and S.C. Johnson & Son, Inc. dated February 1, 2008 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K/A dated March 19, 2008)
10.27	Agreement between Babe Winkelman Productions Inc and the Company dated April 10, 2008 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated April 14, 2008)
10.28	Amendment to the License Agreement between Rapak, LLC and the Company dated May 6, 2008 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated May 8, 2008)
10.29	Fifth Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated January 30, 2009 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated February 2, 2009)
14	Code of Ethics (Incorporated by reference to Exhibit contained in the Registrant's Form 10-K/A Amendment No. 2, as filed with the Commission on October 8, 2004)
21	Subsidiaries (description incorporated in Form 10-K under Item No. 1)

23.1	Consent of Independent Auditors, Blackman Kallick, LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

(a) The Exhibits listed in subparagraph (a)(3) of this Item 15 are attached hereto unless incorporated by reference to a previous filing.
(b) The Schedule listed in subparagraph (a)(2) of this Item 15 is attached hereto.

(This Page Intentionally Left Blank)

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act the Registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 31, 2009.

CTI INDUSTRIES CORPORATION
By: /s/ Howard W. Schwan
Howard W. Schwan, President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Howard W. Schwan Howard W. Schwan	President and Director	March 31, 2009
/s/ John H. Schwan John H. Schwan	Chairman and Director	March 31, 2009
/s/ Stephen M. Merrick Stephen M. Merrick	Executive Vice President, Secretary, Chief Financial Officer and Director	March 31, 2009
/s/ Stanley M. Brown Stanley M. Brown	Director	March 31, 2009
/s/ Bret Tayne Bret Tayne	Director	March 31, 2009
/s/ John I. Collins John I. Collins	Director	March 31, 2009
/s/ Phil Roos Phil Roos	Director	March 31, 2009

CTI Industries Corporation
and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2008 and 2007

Contents

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CTI Industries Corporation

We have audited the accompanying consolidated balance sheets of CTI Industries Corporation and Subsidiaries (the "Company") as of December 31, 2008 and December 31, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive loss and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at item 15(a). These consolidated financial statements and consolidated schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated schedule based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all respects, the information set forth therein.

/s/ Blackman Kallick, LLP
Chicago, Illinois
March 31, 2009

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Operations

	For the Year Ended December 31,	
	2008	2007
Net Sales	$ 44,980,674	$ 36,509,710
Cost of Sales	34,658,271	27,825,493
Gross profit	10,322,403	8,684,217
Operating expenses:		
General and administrative	5,375,526	5,211,470
Selling	886,391	753,571
Advertising and marketing	1,677,900	1,474,289
Total operating expenses	7,939,817	7,439,330
Income from operations	2,382,586	1,244,887
Other income (expense):		
Interest expense	(1,037,136)	(1,294,726)
Interest income	5,679	8,762
Foreign currency gain	50,003	173,510
Total other expense	(981,454)	(1,112,454)
Income before income taxes and minority interest	1,401,132	132,433
Income tax expense	246,779	50,673
Income before minority interest	1,154,353	81,760
Minority interest in loss (income) of subsidiary	222	(138)
Net income	$ 1,154,131	$ 81,898
Other Comprehensive Loss, net of taxes		
Unrealized loss on derivative instruments	$ (241,809)	$ (99,636)
Foreign currency adjustment	$ (1,123,038)	$ (204,157)
Comprehensive loss	$ (210,716)	$ (221,895)
Basic income per common share	$ 0.42	$ 0.03
Diluted income per common share	$ 0.40	$ 0.03
Weighted average number of shares and equivalent shares of common stock of common stock outstanding		
Basic	2,763,017	2,346,126
Diluted	2,898,681	2,589,960

See accompanying notes to consolidated financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Balance Sheets - AUDITED

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 180,578	$ 483,112
Accounts receivable, (less allowance for doubtful accounts of $39,000 and $312,000, respectively)	5,821,593	5,950,551
Inventories, net	10,504,769	9,700,618
Net deferred income tax asset	674,872	1,014,451
Prepaid expenses and other current assets	506,225	651,969
Total current assets	17,688,037	17,800,701
Property, plant and equipment:		
Machinery and equipment	21,612,995	19,520,741
Building	3,179,909	3,035,250
Office furniture and equipment	1,898,642	1,900,219
Intellectual Property	345,092	305,017
Land	250,000	250,000
Leasehold improvements	409,797	465,838
Fixtures and equipment at customer locations	2,539,033	2,381,921
Projects under construction	1,017,737	1,836,877
	31,253,205	29,695,863
Less : accumulated depreciation and amortization	(20,677,223)	(19,599,708)
Total property,plant and equipment, net	10,575,982	10,096,155
Other assets:		
Deferred financing costs, net	123,229	113,209
Goodwill	989,108	989,108
Net deferred income tax asset	341,714	133,756
Other assets (due from related party $63,000 and $66,000, respectively)	270,121	191,206
Total other assets	1,724,172	1,427,279
TOTAL ASSETS	29,988,191	29,324,135

CTI Industries Corporation and Subsidiaries
Consolidated Balance Sheets - AUDITED, Continued

	December 31, 2008	December 31, 2007
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Checks written in excess of bank balance	680,348	616,583
Trade payables	3,153,005	4,227,954
Line of credit	7,960,765	6,746,213
Notes payable - current portion	1,091,489	863,513
Notes payable - officers, current portion, (net of debt discount of $89,000 and $90,000)	1,363,255	2,157,065
Accrued/Other liabilities	1,973,318	1,871,781
Total current liabilities	16,222,180	16,483,109
Long-term liabilities:		
Notes payable - affiliates	894,620	1,070,151
Notes payable, net of current portion	4,220,071	4,351,743
Notes payable - officers, subordinated, (net of debt discount of $96,000 and $185,000)	903,964	815,296
Total long-term liabilities	6,018,655	6,237,190
Minority interest	12,756	12,534
Stockholders' equity:		
Preferred Stock -- no par value 2,000,000 shares authorized, 0 shares issued and outstanding		
Common stock - no par value, 5,000,000 shares authorized, 2,808,720 and 2,569,124 shares issued and 2,808,720 and 2,569,124 outstanding, respectively	3,764,020	3,764,020
Paid-in-capital	8,703,265	6,754,077
Warrants issued in connection with subordinated debt and bank debt	443,313	1,038,487
Accumulated deficit	(3,209,868)	(4,363,999)
Accumulated other comprehensive loss	(1,966,130)	(601,283)
Total stockholders' equity	7,734,600	6,591,302
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 29,988,191	$ 29,324,135

See accompanying notes to consolidated financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Stockholders Equity and Comprehensive Loss

	Common Stock		Paid-in	Value of warrants issued in connection with
	Shares	Amount	Capital	subordinated debt
Balance, December 31, 2006	2,412,297	$ 3,764,020	$ 6,100,587	$ 1,038,487.0
Options Exercised	93,576	$ -	$228,467	
Shares issued under SEDA agreement (net of issuance costs)	323,625	$ -	$ 1,354,824	
Shares issued under consulting agreement	17,000		$79,050	
Cancellation of Treasury Shares	(270,200)		$ (1,057,782)	
Compensation relating to Option Issuance			$14,000	
Excess tax benefit - Options			$67,932	
Shares Surrendered to Exercise Options	(7,174)		$ (33,001)	
Net Income				
Other comprehensive income, net of taxes				
Unrealized loss on derivative instruments				
Foreign currency translation				
Total comprehensive income				
Balance, December 31, 2007	2,569,124	$ 3,764,020	$ 6,754,077	$ 1,038,487
Warrants Exercised	163,000		$ 793,810	
Options Exercised	8,357		$ 16,775	
Issue of warrants			$ 126,371	
related to loan guarantee				
Shares issued under SEDA agreement (net of issuance costs)	18,239		$ 94,500	
Reclass exercised warrants issued with debt			$ 595,174	$ (595,174)
Stock issued for services	50,000		$ 235,188	
Compensation relating to Option Issuance			$ 58,061	
Excess tax benefit - Options			$ 29,309	
Net Income				
Other comprehensive income, net of taxes				
Unrealized loss on derivative instruments				
Foreign currency translation				
Total comprehensive income				
Balance, December 31, 2008	2,808,720	3,764,020	$ 8,703,265	$ 443,313

See accompanying notes to consolidated financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Stockholders Equity and Comprehensive Loss, Continued

	Accumulated Deficit	Accumulated Other Comprehensive Loss	Less Treasury Stock Shares	Less Treasury Stock Amount	TOTAL
	$ (4,445,897)	$ (297,490)	270,200	$ (1,057,782)	$ 5,101,925
					$ 195,466
					$ 1,354,824
					$ 79,050
			(270,200)	$ 1,057,782	$ -
					$ 14,000
					$ 67,932
					$ -
	$ 81,898				$ 81,898
		$ (99,636)			$ (99,636)
		$ (204,157)			$ (204,157)
		$ (303,793)			$ (221,895)
	$ (4,363,999)	$ (601,283)	$ -	$ -	$ 6,591,302
					$ 793,810
					$ 16,775
					$ 126,371
					$ 94,500
					$ -
					$ 235,188
					$ 58,061
					$ 29,309
	$ 1,154,131				$ 1,154,131
		$ (241,809)			$ (241,809)
		$ (1,123,038)			$ (1,123,038)
		$ (1,364,847)			$ (210,716)
	$ (3,209,868)	$ (1,966,130)	-	-	$ 7,734,600

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended December 31,	
	2008	2007
Cash flows from operating activities:		
Net income	$1,154,131	$81,898
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities		
Depreciation and amortization	1,592,891	1,466,419
Amortization of debt discount	88,668	90,389
Stock based compensation	58,061	14,000
Excess tax benefits from stock-based compensation	(12,801)	(35,373)
Minority interest in loss of subsidiary	222	138
Provision for losses on accounts receivable	138,657	105,153
Provision for losses on inventories	178,288	141,305
Stock issued under consulting agreement	69,437	43,917
Deferred income taxes	218,080	(21,323)
Change in assets and liabilities:		
Accounts receivable	(587,572)	338,142
Inventories	(1,380,459)	(1,872,903)
Prepaid expenses and other assets	122,169	270,117
Trade payables	(783,752)	823,185
Accrued liabilities	(455,409)	(88,874)
Net cash provided by operating activities	400,611	1,356,190
Cash used in investing activity - purchases of property, plant and equipment	(2,200,454)	(2,848,003)
Net cash used in investing activities	(2,200,454)	(2,848,003)
Cash flows from financing activities:		
Change in checks written in excess of bank balance	79,838	507,932
Net change in revolving line of credit	1,214,552	428,353

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows, Continued

	For the Year Ended December 31,	
	2008	2007
Proceeds from issuance of long-term debt and warrants	1,224,267	325,913
Repayment of long-term debt (related parties $176,000 and $224,000)	(942,436)	(1,241,757)
Excess tax benefits from stock-based compensation	12,801	35,373
Proceeds from exercise of stock options and warrants	16,775	195,467
Proceeds from issuance of stock, net	94,500	1,354,821
Cash paid for deferred financing fees	(19,425)	(20,213)
Net cash used by financing activities	1,680,872	1,585,889
Effect of exchange rate changes on cash	(183,564)	4,472
Net (decrease) increase in cash and cash equivalents	(302,535)	98,548
Cash and cash equivalents at beginning of period	483,113	384,565
Cash and cash equivalents at end of period	$180,578	$483,113
Supplemental disclosure of cash flow information		
Cash payments for interest	$1,039,433	$1,201,228
Cash payments for taxes	$90,206	$81,900
Supplemental disclosure of non-cash investing and financing activity		
Stock issued under consulting agreement	$69,437	$43,917
Exercise of Warrants and payment of Subordinated Debt	$793,810	$-
Issuance of warrants for guarantee of debt	$126,371	$-
Property, Plant and Equipment acquisitions funded by liabilities	$122,757	$133,390

See accompanying notes to consolidated financial statements

December 31, 2008

1. Nature of Business

Nature of Operations

CTI Industries Corporation, its United Kingdom subsidiary (CTI Balloons Limited), its Mexican subsidiaries (Flexo Universal, S.A. de C.V., CTI Mexico Corporation, S.A. de C.V. and CTF International S.A. de C.V.), and CTI Helium, Inc. (the "Company") (i) design, manufacture and distribute metalized and latex balloon products throughout the world and (ii) operate systems for the production, lamination, coating and printing of films used for food packaging and other commercial uses and for conversion of films to flexible packaging containers and other products.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of CTI Industries Corporation, its wholly owned subsidiaries CTI Balloons Limited, CTF International S.A. de C.V., and CTI Helium, Inc. and its majority owned subsidiaries, Flexo Universal and CTI Mexico Corporation. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity, and a weighted average exchange rate for each period for revenues and expenses. Translation adjustments are recorded in accumulated other comprehensive income (loss) as the local currencies of the subsidiaries are the functional currencies. Foreign currency transaction gains and losses are recognized in the period incurred and are included in the Consolidated Statements of Operations.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the amounts reported of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results may differ from those estimates. The Company's significant estimates include valuation allowances for doubtful accounts, lower of cost or market of inventory, deferred tax assets, and recovery value of goodwill.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term investments with original maturities of three months or less.

Accounts Receivable

Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts, evaluating the individual customer receivables through consideration of the customer's financial condition, credit history and current economic conditions and use of historical experience applied to an aging of accounts. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for a period over the customer's normal terms. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximates costing determined on a first-in, first-out basis, to reflect the actual cost of production of inventories.

Production costs of work in process and finished goods include material, labor and overhead. Work in process and finished goods are not recorded in excess of net realizable value.

Property, Plant and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line method over the lesser of the estimated useful life or the lease term. The estimated useful lives range as follows:

Building	25 - 30 years
Machinery and equipment	3 - 15 years
Projects that prolong the life and increase efficiency of machinery	3 - 5 years
Light Machinery	5 - 10 years
Heavy Machinery	10 - 15 years
Office furniture and equipment	5 - 8 years
Leasehold improvements	5 - 8 years
Furniture and equipment at customer locations	1 - 3 years

Light machinery consists of forklifts, scissor lifts, and other warehouse machinery. Heavy machinery consists of production equipment including laminating, printing and converting equipment. Projects in process represent those costs capitalized in connection with construction of new assets and/or improvements to existing assets including a factor for interest on funds committed to projects in process of $79,000. Upon completion, these costs are reclassified to the appropriate asset class.

Goodwill

The Company applies the provisions of SFAS 142, "Goodwill and Other Intangible Assets", under which goodwill is tested at least annually for impairment. Goodwill on the accompanying balance sheets relates to the Company's acquisition of Flexo Universal in a prior year. It is the Company's policy to perform impairment testing for Flexo Universal annually as of December 31, or as circumstances change. An annual impairment review was completed and no impairment was noted for the years ended December 31, 2008 and 2007. (See note 16) While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect these evaluations.

Valuation of Long Lived Assets

The Company evaluates whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property, plant and equipment) may be impaired or not recoverable. The significant factors that are considered that could trigger an impairment review include: changes in business strategy, market conditions, or the manner of use of an asset; underperformance relative to historical or expected future operating results; and negative industry or economic trends. In evaluating an asset for possible impairment, management estimates that asset's future undiscounted cash flows and appraised values to measure whether the asset is recoverable, the Company measures the impairment based on the projected discounted cash flows of the asset over its remaining life.

Deferred Financing Costs

Deferred financing costs are amortized on a straight line basis over the term of the loan. Upon a refinancing, existing unamortized deferred financing costs are expensed.

Income Taxes

The Company accounts for income taxes using the liability method. As such, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the anticipated reversal of these differences is scheduled to occur. Deferred tax assets are reduced by a valuation allowance when, management cannot determine, in its opinion, that it is more likely than not that the Company will recover that recorded value of the deferred tax asset. The Company is subject to U.S. Federal, state and local taxes as well as foreign taxes in the United Kingdom and Mexico.

In July 2006, the FASB issued Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. We adopted FIN 48 effective January 1, 2007, and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. There was no material impact from this adoption.

Revenue Recognition

The Company recognizes revenue when title transfers upon shipment. Revenue from a transaction is not recognized until (i) a definitive arrangement exists, (ii) delivery of the product has occurred or the services have been performed and legal title and risk are transferred to the customer, (iii) the price to the buyer has been fixed or is determinable and (iv) collectibility is reasonably assured. In some cases, product is provided on consignment to customers. For these cases, revenue is recognized when the customer reports a sale of the product.

Research and Development

The Company conducts product development and research activities which includes (i) creative product development and (ii) engineering. During the years ended December 31, 2008 and 2007, research and development activities totaled $357,000 and $350,000, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses amounted to $346,000 and $194,000 for the years ended December 31, 2008 and 2007, respectively.

3. New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial and non-financial assets and liabilities are applied prospectively upon adoption and did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for us on January 1, 2008. We did not elect the fair value option for any assets or liabilities that were not previously carried at fair value. Accordingly, the adoption of SFAS 159 had no impact on our consolidated financial statements.

In October 2008, the FASB issued FSP 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a significant impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS No. 161). SFAS No. 161 requires companies to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating SFAS No. 161 and have not determined the impact on our financial statements.

4. Fair Value Disclosures; Derivative Instruments

Financial Accounting Standards Board ("FASB") Statement No. 157, *Fair Value Measurements* ("SFAS 157") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The implementation of SFAS 157 did not cause a change in the method of calculating fair value assets or liabilities.

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

- <u>Level 1</u> – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets are liabilities in active markets.

- <u>Level 2</u> – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, or unobservable but corroborated by market data, for substantially the full term of the financial instrument.

- <u>Level 3</u> – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of the input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The following table presents information about the Company's liabilities measured at fair value on a recurring basis as of December 31, 2008 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Description	12/31/2008	Level 1	Level 2	Level 3
Interest Rate Swap 2006-1	$ (49,929)		$ (49,929)	
Interest Rate Swap 2006-2	(142,351)		(142,351)	
Interest Rate Swap 2008	(149,165)		(149,165)	
	$ (341,445)		$ (341,445)	

The Company's interest rate swap agreements are valued using the counterparty's mark-to-market statement, which can be validated using modeling techniques that include market inputs such as publically available interest rate yield curves, and are designated as Level 2 within the valuation hierarchy.

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133," SFAS No. 138,"Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities, (Collectively "SFAS 133") require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge.

On April 5, 2006, the Company entered into two swap agreements with RBS Citizens N.A. ("RBS") in connection with portions (totaling $3,780,000) of the principal amounts of a mortgage loan and term loan to the Company fixing the interest rate on such floating rate loans at 8.49%. On January 28, 2008, the Company entered into a swap agreements with the Bank with respect to $3,000,000 in principal amount of a floating rate revolving loan fixing the interest rate on such amount at 6.17%. These swap agreements are designated as cash flow hedges and hedge the Company's exposure to interest rate fluctuations on the portions of the principal amount of loans with the Bank that are covered by the swap agreements. These swap agreements are derivative financial instruments and the Company determines the fair market value of these agreements on a quarterly basis, based on the Bank's mark-to-market statement, recording the fair market value of these contracts on the balance sheet with the offset to other comprehensive loss. As of December 31, 2008, the Company has recorded the fair value of these swap agreements on the balance sheet as a liability of $341,000. For the quarter and year ended December 31, 2008, the Company recorded an unrealized loss of $162,000 and $218,000, and for the quarter and year ended December 31, 2007, the Company recorded an unrealized loss of $44,000 and $68,000, respectively with respect to these swap agreements in other comprehensive income, which represents the change in value of these swap agreements for the quarter and year then ended.

The Company has not had any realized loss from financial instruments during 2007 and 2008.

5. Other Comprehensive Loss

The following table sets forth the tax effects of components of other comprehensive loss and the accumulated balance of other comprehensive loss and each component.

Tax Effects Allocated to Each Component of Other Comprehensive Loss for the years ended December 31, 2008 and 2007

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
2008			
Foreign currency translation adjustments	$ (1,123,038)	$ -	$ (1,123,038)
Unrealized loss on derivative instruments	(241,809)	-	(241,809)
Other Comprehensive loss	$ (1,364,847)	$ -	$ (1,364,847)

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
2007			
Foreign currency translation adjustments	$ (204,157)	$ -	$ (204,157)
Unrealized loss on derivative instruments	(99,636)	-	(99,636)
Other Comprehensive loss	$ (303,793)	$ -	$ (303,793)

Accumulated Other Comprehensive Loss Balances as December 31, 2008

	Foreign Currency Items	Unrealized Loss on Derivatives	Accumulated Other Comprehensive Income
Beginning balance	$ (501,647)	$ (99,636)	$ (601,283)
Current period change, net of tax	(1,123,038)	(241,809)	(1,364,847)
Ending balance	$ (1,624,685)	$ (341,445)	$ (1,966,130)

Accumulated Other Comprehensive Loss Balances as December 31, 2007

	Foreign Currency Items	Unrealized Loss on Derivatives	Accumulated Other Comprehensive Income
Beginning balance	$ (297,490)	$ -	$ (297,490)
Current period Change, net of tax	(204,157)	(99,636)	(303,793)
Ending balance	$ (501,647)	$ (99,636)	$ (601,283)

For the years ended December 31, 2008 and 2007 no tax benefit for foreign currency translation adjustments has been recorded as such amounts would result in a deferred tax asset. For the years ended December 31, 2008 and 2007 no income tax benefit was recorded for the unrealized losses on the derivative instruments by reason of the fact that the tax benefit was offset by the valuation allowance with respect to the related deferred tax asset.

6. Major Customers

For the year ended December 31, 2008, the Company had three customers that accounted for approximately 20.0%, 16.9% and 15.5%, respectively, of consolidated net sales. In 2007, the first two customers accounted for approximately 20.3%, and 19.1% respectively. See note 15 for disclosure of related parties major customer in 2008 and 2007. At December 31, 2008, the outstanding accounts receivable balances due from these three customers were $2,155,000, $311,000 and $144,000, respectively. At December 31, 2007, the outstanding accounts receivable balances due from these customers were $2,905,000, $519,000, and $0 respectively.

7. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted periodically and at year end based on actual direct and indirect production costs. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the product.

Inventories are comprised of the following:

	December 31, 2008	December 31, 2007
Raw materials	$ 1,676,000	$ 1,452,000
Work in process	1,075,000	1,423,000
Finished goods	8,183,000	7,208,000
Allowance for excess quantities	(429,000)	(382,000)
Total inventories	$ 10,505,000	$ 9,701,000

(Rest of Page Intentionally Left Blank)

8. Notes Payable

Long term debt consists of:

	Dec. 31, 2008	Dec. 31, 2007
Term Loan with RBS, payable in monthly installments of $58,333 plus interest at prime 3.25% and 7.25% at December 31, 2008 and 2007, respectively) plus .50% (3.75%) and 0.75% (8.00%) at December 31, 2008 and 2007, respectively (amortized over 60 months) balance due January 31, 2011	$ 1,517,000	$ 2,257,000
Mortgage Loan with RBS, payable in monthly installments of $9,333 plus interest at prime (3.25% and 7.25% at December 31, 2008 and 2007, respectively) plus .50% (3.75%) and 0.75% (8.00%) at December 31, 2008 and 2007, respectively (amortized over 25 years) balance of $2,300,000 due January 31, 2011	$ 2,481,000	$ 2,677,000
Subordinated Notes (Officers) due 2009, interest at 9% (See Notes 10,15)	$ 638,000	$ 1,432,000
Subordinated Notes (Officers) due 2008, interest at 8% (See Notes 10,15)	$ 814,000	$ 814,000
Subordinated Notes (Officers) due 2011, interest at prime (3.25% and 7.25% at December 31, 2008 and 2007, respectively) + 2%, 5.25% and 9.25% as of December 31, 2008 and 2007, respectively, net of debt discount of $185,000 and $273,000 at December 31, 2008 and 2007, respectively	$ 815,000	$ 727,000
(2008) Asset Financing Loans (Forklift financed with Yale Financial Services; Pouch Machines financed with RBS): Forklift payable in monthly installments of $426 (amortized over 5 years); Pouch Machine #6; payable in monthly installments of $5,626 (amortized over 5 years); Pouch Machine #7, 8; payable in monthly installments of $9,891 (amortized over 5 years); Pousch Machine #9, 10,11; payable in monthly installments of $14,111 (amortize over 5 years); (2007) Asset Financing Loans: Forklift payable in monthly installments of $426 (amoritized over 5 years); Pouch Machine #6; payable in monthly installments of $5,626 (amortized over 5 years);	$ 1,314,000	$ 281,000
Total long-term debt	$ 7,579,000	$ 8,188,000
Less current portion	$ (2,455,000)	$ (3,021,000)
Total Long-term debt, net of current portion	$ 5,124,000	$ 5,167,000

On February 1, 2006, the Company entered into a Loan Agreement with RBS Citizens N.A. ("RBS"), Chicago, Illinois, previously referred to as Charter One Bank, under which, as amended, RBS has agreed to provide a credit facility to the Company in the total amount of $15,300,000, which includes (i) a five year mortgage loan secured by the Barrington, Illinois property in the principal amount of $2,800,000, amortized over a 25 year period, (ii) a five year term loan secured by the equipment at the Barrington, Illinois plant in the amount of $3,500,000 and (iii) a three-year revolving line of credit up to a maximum amount of $9,000,000, secured by inventory and receivables. The amount the Company can borrow on the revolving line of credit includes 85% of eligible receivables and 60% of eligible inventory. Certain terms of the loan agreement include:

- *Restrictive Covenants*: The Loan Agreement includes several restrictive covenants under which we are prohibited from, or restricted in our ability to:
    - Borrow money;
    - Pay dividends and make distributions;
    - Issue stock;
    - Make certain investments;
    - Use assets as security in other transactions;
    - Create liens;
    - Enter into affiliate transactions;
    - Merge or consolidate; or
    - Transfer and sell assets.

- *Financial Covenants*: The loan agreement includes a series of financial covenants we are required to meet including:
    - We are required to maintain a tangible net worth in excess of $3,500,000;
    - We are required to maintain specified ratios of senior debt to EBITDA on an annual basis and determined quarterly commencing as of June 30, 2006; and,
    - We are required to maintain a specified level of EBITDA to fixed charges for the six months ending June 30, 2006, the nine months ending September 30, 2006 and twelve months thereafter.

As of December 31, 2008, the Company was in compliance with these covenants. On January 31, 2009, the Company entered into an amendment to the Loan Agreement extending the revolving loan term to January 31, 2010.

The Company used interest rate swaps as a cash flow hedge to manage interest costs and the risk associated with changing interest rates of long-term debt. (See Note 4)

Each of John H. Schwan and Stephen M. Merrick, officers, directors and principal shareholders of the Company have personally guaranteed the obligations of the Company to RBS up to $2,000,000. (See Note 15)

As of December 31, 2008 the balance outstanding on the revolving line of credit with RBS was $7,961,000 with an interest rate of 3.50%.

Future minimum principal payments, exclusive of debt discount, for amounts outstanding under these long-term debt agreements for each of the years ended December 31:

2009	$ 2,455,000
2010	1,023,000
2011	3,688,000
2012	318,000
2013	95,000
Thereafter	-
	$7,579,000

9. Current Liabilities

As of December 31, 2008, Accrued/Other Liabilities includes $1,147,000 in accruals and $341,000 in mark to market liabilities. As of December 31, 2007, this account includes $1,872,000 in accrued liabilities.

10. Subordinated Debt

In February 2003, the Company received $1,630,000 from certain shareholders in exchange for (a) 9% subordinated notes, and (b) five year warrants to purchase 163,000 common shares at $4.87 per share. The proceeds were to (i) re-finance the bank loan of CTI Mexico in the amount of $880,000 and (ii) to provide financing for CTI Mexico and Flexo Universal. The value of the warrants was $460,000 calculated using Black-Scholes option pricing formula. The Company applied the discount against the subordinated debt. The discount is being amortized using the effective interest method to interest expense over the term of the debt. These loans are subordinated to the Bank debt of the Company. On February 8, 2008 those shareholders exercised these warrants in exchange for a reduction on these notes of $794,000. The remaining balance of $836,000 is due on demand.

In February 2006, the Company received $1,000,000 from certain shareholders in exchange for (a) five year subordinated notes bearing interest at 2% over the prime rate determined on a quarterly basis, and (b) five year warrants to purchase an aggregate of 303,030 shares of common stock of the Company at the price of $3.30 per share. The proceeds were to fund capital improvements and give additional liquidity to the Company. The value of the warrants was $443,000 using the Black-Scholes option pricing formula. The Company applied the discount against the subordinated debt. The discount is amortized using the effective interest method to interest expense over the term of the debt. These loans are subordinated to the Bank debt of the Company.

At various times during 2003, John H. Schwan loaned an aggregate of $795,204 to the Company in exchange for notes bearing interest at various annual rates (5%-8%). These notes are subordinated to the bank loan of the Company. Mr. Merrick also advanced $19,209 to the Company in December 2005. The remaining balance of $836,000 is due on demand.

11. Income Taxes

The income tax provisions are comprised of the following:

	Dec. 31 2008	Dec. 31 2007
Current:		
Federal	$ -	$ -
State	-	-
Foreign	205,089	162,218
	$ 205,089	$ 162,218
Deferred		
Federal	$ 41,690	$ (94,934)
State	-	(16,611)
Foreign	-	-
	41,690	(111,545)
Total Income Tax Provision	$ 246,779	$ 50,673

The components of the net deferred tax asset at December 31 are as follows:

	2008	2007
Deferred tax assets:		
Allowance for doubtful accounts	$ 8,389	$ 113,265
Inventory allowances	126,109	110,156
Accrued liabilities	60,868	71,576
Unicap 263A adjustment	121,144	114,774
Net operating loss carryforwards	2,451,446	2,972,715
Alternative minimum tax credit carryforwards	342,673	342,673
State investment tax credit carryforward	30,512	30,512
Foreign tax credit carryforward	298,635	-
Other foreign tax items	43,582	55,556
Foreign asset tax credit carryforward	-	38,872
Total deferred tax assets	3,483,358	3,850,099
Deferred tax liabilities:		
Book over tax basis of capital assets	(1,276,174)	(1,193,457)
Other foreign tax items	(288,146)	(281,434)
	1,919,038	2,375,208
Less: Valuation allowance	(902,452)	(1,227,001)
Net deferred tax assets	$ 1,016,586	$ 1,148,207

The Company maintains a valuation allowance with respect to deferred tax assets as a result of the uncertainty of ultimate realization. At December 31, 2008, the Company has net operating loss carryforwards of approximately $6,040,000 expiring in various years through 2025. In addition, the Company has approximately $343,000 of alternative minimum tax credits as of December 31, 2008, which have no expiration date.

Income tax provisions differed from the taxes calculated at the statutory federal tax rate as follows:

	Years Ended December 31,	
	2008	**2007**
Taxes at statutory rate	$ 490,397	$ 46,352
State income taxes	67,507	6,381
Nondeductible expenses	24,277	18,317
Decrease in deferred tax valuation allowance	(324,549)	-
Foreign taxes and other	(10,853)	(20,377)
Income tax provision	$ 246,779	$ 50,673

The Company files tax returns in the U.S. federal and U.K and Mexico foreign tax jurisdictions and various state jurisdictions. The tax years 2004 through 2006 remain open to examination. Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. During the twelve months ended December 31, 2008, the Company did not recognize expense for interest or penalties, and do not have any amounts accrued at December 31, 2008, as the Company does not believe it has taken any uncertain tax positions.

12. Other Income/Expense

Other income/expense set forth on the Company's Consolidated Statement of Income for the fiscal year ended December 31, 2008 included gains of $50,000 from currency variability. In 2007, the Company had a gain of $174,000 related to currency variability items.

13. Notes Payable - Affiliates

Items identified as Notes Payable Affiliates in the Company's Consolidated Balance Sheet as of December 31, 2008 include loans by officers/shareholders to Flexo Universal totaling $894,000. The note has a 15-year term maturing in 2021. Items identified as Notes Payable Affiliates in the Company's Consolidated Balance Sheet as of December 31, 2007 include (i) loans by officers/shareholders to Flexo Universal totaling $1,056,000, and (ii) $14,000 owed to others. (See Note 15)

14. Employee Benefit Plan

The Company has a defined contribution plan for substantially all employees. Profit sharing contributions may be made at the discretion of the Board of Directors. Effective January 1, 2006, the Company amended its defined contribution plan. Under the amended plan, the maximum contribution for the Company is 5% of gross wages. Employer contributions to the plan totaled $118,000 and $105,000 for the years ended December 31, 2008 and 2007, respectively.

15. Related Party Transactions

Stephen M. Merrick is of counsel to a law firm from which we received legal services during the year. Mr. Merrick is both a director and a shareholder of the Company. Legal fees incurred with this firm or predecessor, were $174,000 and $106,000 for the years ended December 31, 2008 and 2007, respectively.

John H. Schwan, Chairman of the Company, is a principal of Shamrock Packaging and affiliated companies. The Company made purchases of packaging materials from Shamrock of approximately $824,000 and $622,000 during the years ended December 31, 2008 and 2007, respectively.

John H. Schwan, Chairman of the Company, is one of the owners of White Horse Production, Inc. The Company made purchases from White Horse of approximately $46,000 and $16,500 during the years ended December 31, 2008 and 2007, respectively.

John H. Schwan, Chairman of the Company, is the brother of Gary Schwan, one of the owners of Schwan Incorporated which provides building maintenance and remodeling services to the Company. The Company made purchases from Schwan Incorporated of approximately $142,000 and $111,000 during the years ended December 31, 2008 and 2007, respectively.

During the period from January 2003 to the present, John H. Schwan, Chairman of the Company, and Stephen M. Merrick, Executive Vice President and Chief Financial Officer have made loans to the Company and to Flexo which have outstanding balances, for the Company of $2,267,000 and $2,973,000 (net of discount of $185,000) and for Flexo of $858,000 and $858,000 as of December 31, 2008 and 2007, respectively.

During 2008 and 2007 interest paid to these individuals on these outstanding loans was $414,000 and $299,000, respectively. (See Notes 10 and 13)

16. Goodwill

Under the provisions of SFAS 142, goodwill is subject to at least annual assessments for impairment by applying a fair-value based test. SFAS 142 also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company has no acquired intangible assets other than goodwill.

As of December 31, 2008 and 2007 we determined that the fair value of the Company's interest in goodwill related to Flexo Universal as recorded was not impaired. The carrying amount of goodwill as of December 31, 2008 and 2007 was $989,000.

17. Commitments

Operating Leases

In September of 2005, the Company signed a lease to rent 16,306 square feet of space in Cary, Illinois from Trinity Assets. This lease has a 2-year term. In September of 2006, the Company signed an extension to this lease to run through September of 2009. The Company's United Kingdom subsidiary also maintains a lease for office and warehouse space, which expires in 2019. In February 2008, Flexo Universal entered into a new 3-year lease to rent 43,000 square feet of warehouse and office space in Guadalajara, Mexico at the cost of $19,200 per month. The Company leases office and warehouse equipment under operating leases, which expire on various dates through December 2011. All of the Company's lease payments are recognized on a straight-line basis as none of the leases have escalation clauses.

The net lease expense was $445,000 and $430,000 for the years ended December 31, 2008 and 2007, respectively.

The future aggregate minimum net lease payments under existing agreements as of December 31, are as follows:

	Trinity Assets	Other	Total Lease Payments
2009	$ 79,000	$ 614,000	$ 693,000
2010	-	633,000	633,000
2011	-	412,000	412,000
2012	-	370,000	370,000
2013	-	146,000	146,000
2014 and thereafter	-	310,000	310,000
Total	$ 79,000	$ 2,485,000	$ 2,564,000

Licenses

The Company has certain merchandising license agreements, which are of a one to two year duration that require royalty payments based upon the Company's net sales of the respective products. The agreements call for guaranteed minimum commitments that are determined on a calendar year basis. Future guaranteed commitments due, as computed on a pro rata basis, as of December 31, are as follows:

2009	$	103,000
2010	$	97,000
2011	$	103,000

18. Stockholders' Equity

Stock Options

On January 1, 2006, the Company adopted SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company had adopted the disclosure-only provisions of SFAS 123 and accounted for employee stock-based compensation under the intrinsic value method, and no expense related to stock options was recognized. The Company adopted the provisions of SFAS 123(R) using the modified prospective transition method. Under this method, stock based compensation expense for 2008 and 2007 includes the requisite service period portion of the grant date fair value of: (a) all awards of equity instruments granted prior to, but not yet vested as of, January 1, 2006; and (b) all awards of equity instruments granted subsequent to January 1, 2006.

The Compensation Committee administers the Plans. The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Compensation Committee at whatever price the Committee may determine in good faith. Unless the Committee determines otherwise, options generally have a 10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Committee provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination. Officers, directors, and employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Committee are eligible to receive options under the Plan. Subject to certain restrictions, the Committee is authorized to designate the number of shares to be covered by each award, the terms of the award, the date on which and the rates at which options or other awards may be exercised, the method of payment, vesting and other terms.

The valuation assumptions were determined as follows:

Historical stock price volatility: The Company used the monthly closing price to calculate historical annual volatility.

Risk-free interest rate: The Company bases the risk-free interest rate on the rate payable on US treasury securities in effect at the time of the grant.

Expected life: The expected life of the option represents the period of time options are expected to be outstanding. The Company uses one half of the life of the option.

Dividend yield: The estimate for dividend yield is 0.0%, because the Company has not historically paid, and does not intend for the foreseeable future to pay, a dividend.

As of December 31, 2008, the Company had five stock-based compensation plans pursuant to which stock options were granted. The Plans provide for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified options ("NQOs") which are not subject to special tax treatment under the Code. When a new stock option plan is adopted no further options will be issued under any previous stock option plan.

Under the Company's 1997 Stock Option Plan (effective July 1, 1997), a total of 119,050 shares of Common Stock were reserved for issuance under the Stock Option Plan. As of December 31, 2008, 98,415 shares of Common Stock have been granted and were fully vested at the time of grant, no shares remain outstanding. No options were exercised during 2008. The 1997 Stock Option Plan expired in September 2008.

On March 19, 1999, the Board of Directors approved for adoption, effective May 6, 1999, the 1999 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 158,733 shares of the Company's Common Stock. As of December 31, 2008, 148,217 shares have been granted under the 1999 Stock Option Plan and were fully vested at the time of grant, 25,786 remain outstanding. During 2008, 3,976 options were exercised and proceeds of $7,515 were received from this plan.

On April 12, 2001, the Board of Directors approved for adoption, effective December 27, 2001, the 2001 Stock Option Plan (the "Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 119,050 shares of the Company's Common Stock. As of December 31, 2008, 137,955 shares have been granted and were fully vested at the time of grant, 37,311 remain outstanding. During 2008, 4,381 options were exercised and $9,260 in proceeds were received from this plan.

On April 24, 2002, the Board of Directors approved for adoption, effective October 12, 2002, the 2002 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 142,860 shares of the Company's Common Stock. As of December 31, 2008, 123,430 shares have been granted and were fully vested at the time of grant, 48,500 remain outstanding. No options were exercised during 2008.

In December 2005, certain members of company management were issued incentive-based options to purchase 79,000 shares of the Company's Common Stock at an exercise price of $2.88 per share. Of these shares, 59,500 shares were issued under the 2001 Stock Option Plan and the remaining 19,500 shares were issued under the 2002 Stock Option Plan. These options have a term of 10 years. During 2008, 2,000 options were exercised and $6,000 in proceeds were received.

The fair value of the options granted in 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.9%; dividend yield of 0%; volatility factor of the expected price of the Company's stock was 138.9%; and a weighted average expected life of 5 years. The weighted average fair value of the options granted during 2005 was $2.56 per share. The fair value of these options was $202,000, which were fully vested at the time of grant.

On June 22, 2007, the Board of Directors approved for adoption, effective October 1, 2007, the 2007 Incentive Stock Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 150,000 shares of the Company's Common Stock. On October 1, 2007, the company issued 74,000 shares under the 2007 Plan. During 2008, the company issued an additional 77,500 shares under the 2007 Plan. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.89%; dividend yield of 0%; volatility factor of the expected price of the Company's stock was 60.67%; and a weighted average expected life of 2.8 years. The weighted average fair value of the options granted during 2008 was $1.21 per share. The Company has recorded $58,000 and $14,000 in share based compensation expense relating to this option program for the years ended December 31, 2008 and 2007, respectively. The Company has $185,000 of unrecognized compensation cost as of December 31, 2008, which relates to non vested shares. This expense will be recognized over the next 12 quarters. Under this plan, 149,000 shares remain outstanding, 35,750 shares are vested and 113,250 are not vested.

	2008	2007
Options granted	77,500	74,000
Options vested	-	35,750

The following is a summary of options exercised during the years ended December 31:

	2008		2007	
	Shares	Intrinsic Value	Shares	Intrinsic Value
1997 Plan	-	$ -	4,762	$ 17,000
1999 Plan	3,976	$ 13,000	23,812	$ 166,000
2001 Plan	4,381	$ 18,000	5,953	$ 34,000
2002 Plan	-	$ -	59,049	$ 119,000

Vesting of 2007 & 2008 Options	
%	Years After Grant Date
25	0.5
50	1
75	2
100	3

The following is a summary of the activity in the Company's stock option plans and other options for the years ended December 31, 2008 and 2007, respectively.

	Dec. 31, 2008	Weighted Avg. Exercise Price	Dec. 31, 2007	Weighted Avg. Exercise Price
Exercisable, beginning of period	194,365	$ 3.42	337,941	$ 3.42
Granted	-	4.75	-	3.30
Vested	35,750	4.76		
Exercised	(8,357)	2.44	(93,576)	1.88
Cancelled	(62,511)	5.75	(50,000)	6.30
Exercisable at the end of period	159,247	$ 2.87	194,365	$ 3.42

	Dec. 31, 2008	Weighted Avg. Exercise Price	Dec. 31, 2007	Weighted Avg. Exercise Price
Outstanding, beginning of period	268,365	$ 3.71	337,941	$ 3.42
Granted	77,500	4.75	74,000	4.75
Exercised	(8,357)	2.44	(93,576)	2.44
Cancelled	(65,011)	5.75	(50,000)	5.75
Outstanding at the end of period	272,497	$ 2.95	268,365	$ 3.71

At December 31, 2008, available options to grant were 1,000, under the 2007 Stock Option Plan.

Significant option groups outstanding at December 31, 2008 and related weighted average price and remaining life information are as follows:

Grant Date	Outstanding	Exercisable	Average Exercise Price	Remaining Life (Years)
March 2000	25,781	25,786	$1.89	1.3
December 2001	23,811	23,811	$1.47	3.0
April 2002	11,905	11,905	$2.10	3.4
December 2005	62,000	62,000	$2.88	7.0
October 2007	71,500	35,750	$4.75	2.9
August 2008	6,000	0	$6.14	3.8
October 2008	2,500	0	$4.97	3.9
November 2008	69,000	0	$1.84	3.9
	272,497	159,252		

The aggregate intrinsic value of options were $20,000 as of December 31, 2008 for all options in the money, outstanding and exercisable.

Warrants

In July 2001, certain members of company management were issued warrants to purchase 119,050 shares of the Company's Common Stock at an exercise price of $1.50 per share in consideration of their facilitating and guaranteeing and securing bank loans to the Company in the amount of $1.4 million and for advancing additional monies to the company that were repaid in 2001. On June 12, 2006 one member of the company management paid $59,524 to exercise warrants for 39,683 shares and another member of the company management turned in 38,404 shares with a market value of $3.09 per share on the day of the transaction, or $118,666, to pay for the shares issued under the warrant.

In February 2003, certain members of company management were issued warrants to purchase 163,000 shares of the Company's Common Stock at an exercise price of $4.87 per share in consideration of their loaning the company $1,630,000. On February 8, 2008 those shareholders exercised these options in exchange for a reduction on these notes of $794,000.

In February 2006, certain members of company management were issued warrants, which fully vested immediately, to purchase 303,030 shares of the Company's Common Stock at an exercise price of $3.30 per share in consideration of their loaning the company $1,000,000. The fair value of the warrants granted on February 1, 2006, was $443,000 which was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 3.9%; dividend yield of 0%; volatility factor of the expected price of the Company's stock was 138.9%; and a weighted average expected life of 5 years. The weighted average fair value of the warrants granted during 2006 was $2.56 per share.

On October 1, 2008, the Company issued warrants to purchase 20,000 shares of common stock of the Company to both John Schwan and Stephen M. Merrick exercisable at the price of $4.80 per share (the market price of the stock on the date of the warrants) in consideration for the personal guarantees by each of up to $2 million in principal amount of the bank debt of the Company.

The following is a summary of the activity in the Company's warrants for the years ended December 2008 and 2007:

	Dec. 31, 2008	Weighted Avg. Exercise Price	Dec. 31, 2007	Weighted Avg. Exercise Price
Outstanding and Exercisable, beginning of period	466,030	$ 3.85	466,030	$ 3.85
Granted	40,000	4.80	-	-
Exercised	(163,000)	4.87	-	-
Cancelled	-	-	-	-
Outstanding and Exercisable at the end of period	343,030	$ 3.47	466,030	$ 3.85

The warrants, outstanding and exercisable as of December 31, 2008 had zero intrinsic value since they were out of the money.

Intrinsic Value of Warrants Exercised

	2008		2007	
	Shares	**Intrinsic Value**	**Shares**	**Intrinsic Value**
2003 Warrants	163,000	$ -	-	$ -

SEDA

On June 6, 2006, we entered into a Standby Equity Distribution Agreement with Cornell Capital pursuant to which we were permitted, at our discretion; periodically sell to Cornell Capital shares of common stock for a total purchase price of up to $5 million. The commitment of Cornell Capital was for a term commencing on the effective date of our registration statement covering the shares to be sold and expiring after 24 months from that date. The commitment expired on January 28, 2009. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital agreed to pay one hundred percent (100%) of the lowest volume weighted average price (as quoted by Bloomberg, LP) of our common stock on the NASDAQ Capital Market or other principal market on which our common stock is traded for the five (5) days immediately following the notice date. Furthermore, Cornell Capital received five percent (5%) of each advance in cash under the Standby Equity Distribution Agreement as an underwriting discount.

On December 28, 2006, we filed a Registration Statement for the registration of 403,500 shares of our common stock. On January 26, 2007, the Registration Statement was declared effective. On July 24, 2008, we filed an amended Registration Statement, which was declared effective. As of December 31, 2008, we had sold an aggregate of 341,864 shares of common stock to Cornell under the SEDA and have received net proceeds from the sale of those shares in the amount of $1,449,000.

19. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings per share is computed by dividing the net income by the weighted average number of shares of common stock and equivalents (stock options and warrants), unless anti-dilutive, during each period.

The number of anti-dilutive shares (not included in the determination of earnings on a diluted basis) for the three months ended December 31, 2008, were 423,030 of which 343,030 were represented by warrants and 80,000 were represented by options. For the twelve months ended December 31, 2008, 120,000 shares were anti-dilutive 40,000 were represented by warrants, 80,000 were represented by options. The number of anti-dilutive shares (not included in the determination of earnings on a diluted basis) for the three months ended December 31, 2007 were 286,606 of which 163,000 were represented by warrants and 123,606 were represented by options, and for the twelve months ended December 31, 2007 were 212,606 of which 163,000 were represented by warrants and 49,606 were represented by options.

Consolidated Earnings per Share

	Year Ended December 31,	
	2008	2007
Basic		
Average shares outstanding:		
Weighted average number of shares outstanding during the period	2,763,017	2,346,126
Earnings:		
Net income:	$ 1,154,133	$ 81,898
Amount for per share Computation	$ 1,154,133	$ 81,898
Net earnings applicable to Common Shares	$ 0.42	$ 0.03
Diluted		
Average shares outstanding:	2,763,017	2,346,126
Weighted averages shares Outstanding Common stock equivalents (options, warrants)	135,664	243,834
Weighted average number of shares outstanding during the period	2,898,681	2,589,960
Earnings:		
Net income	$ 1,154,133	$ 81,898
Amount for per share computation	$ 1,154,133	$ 81,898
Net income applicable to Common Shares	$ 0.40	$ 0.03

20. Geographic Segment Data

The Company's operations consist of a business segment which designs, manufactures, and distributes film products. Transfers between geographic areas were primarily at cost. The Company's subsidiaries have assets consisting primarily of trade accounts receivable, inventory and machinery and equipment. Sales and selected financial information by geographic area for the years ended December 31, 2008 and 2007, respectively:

	United States	United Kingdom	Mexico	Consolidated
Year ended 12/31/08				
Sales to outside customers	$ 34,701,000	$ 2,762,000	$ 7,518,000	$ 44,981,000
Operating income	$ 1,612,000	$ 412,000	$ 359,000	$ 2,383,000
Net income	$ 795,000	$ 215,000	$ 144,000	$ 1,154,000
Total Assets	$ 24,709,000	$ 740,000	$ 4,539,000	$ 29,988,000

	United States	United Kingdom	Mexico	Consolidated
Year ended 12/31/07				
Sales to outside customers	$ 27,326,000	$ 2,913,000	$ 6,271,000	$ 36,510,000
Operating income	$ 810,000	$ 215,000	$ 220,000	$ 1,245,000
Net (loss) income	$ (128,000)	$ 167,000	$ 43,000	$ 82,000
Total Assets	$ 23,128,000	$ 1,086,000	$ 5,110,000	$ 29,324,000

21. Contingencies

On December 20, 2006, Pliant Corporation filed an action against the Company in the Circuit Court of Cook County, Illinois. In the action, Pliant claims that there is due from the Company to Pliant the sum of $245,000 for goods sold and delivered by Pliant to the Company as well as interest on such amount. On February 21, 2007, the Company filed an answer to the complaint and counterclaim denying liability and asserting certain claims against Pliant for damages for the sale by Pliant to the Company of defective products. Management intends to defend the claims of Pliant in this action and to pursue its counterclaims. Management is unable to estimate a range of loss, if any, in the matter. On February 11, 2009, Pliant Corporation filed a petition for relief under Chapter XI of the Bankruptcy Act, and as a result of such filing, the action currently is stayed.

In addition, the Company is also party to certain lawsuits arising in the normal course of business. The ultimate outcome of these matters is unknown, but in the opinion of management, the settlement of these matters is not expected to have a significant effect on the future financial position, cash flows or results of operations of the Company.

22. Subsequent Events

On January 31, 2009, the Company entered into the Fifth Amendment to Loan Agreement with RBS under which the term of the revolving loan facility of the Company with the Bank was extended to January 31, 2010 and certain covenants of the Loan Agreement were amended. (See Note 8)

On March 5, 2009, the Company became aware that an employee of the Company had submitted to the Company certain invoices by a corporation in which the employee is a principal owner purporting to provide certain repair and maintenance services and parts, approved such invoices and received payment on them, and that such corporation had not in fact provided the services or materials indicated in the invoices. This information was discovered by reason of a review of various production expenses being conducted by the accounting and production personnel of the Company in which inquiry was made as to the receipt of services or materials claimed to have been provided. Invoices received from this corporation for purported services or materials during 2008 and 2007, totaled $168,000 and $155,000, respectively. Amounts paid by the Company to this corporation during 2008 and 2007 were $143,000 and $155,000, respectively. The Company has determined that none of the services or materials represented by these invoices was received.

The Company is conducting a review and investigation regarding transactions with this corporation and this executive. The Company has determined that, for years prior to 2007, the Company has received invoices for parts and services from, and paid to, this corporation the aggregate amount of $1,098,000. The Company does not believe that the Company received any services or materials with respect to such invoiced amounts.

The employee involved (i) has acknowledged that there is due from such employee to the Company the sum of at least $1,396,000 and has signed a promissory note to the Company for the payment of such amount, (ii) has agreed to make restitution to the Company of such amount, (iii) has resigned his employment with the Company, (iv) has agreed to make various specific periodic payments to the Company. To date, the Company has received restitution from this former executive in the amount of $124,000. The Company will only record any such recoveries upon their receipt.

(Rest of Page Intentionally Left Blank)

23. Quarterly Financial Data (Unaudited):

The following table sets forth selected unaudited statements of income for each quarter of fiscal 2008 and 2007:

	For the Year Ended December 31, 2008 (1)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 10,735,000	$ 12,461,000	$ 11,953,000	$ 9,832,000
Gross profit	$ 2,332,000	$ 2,913,000	$ 2,742,000	$ 2,335,000
Net income	$ 279,000	$ 485,000	$ 269,000	$ 121,000
Earnings per common share				
Basic	$ 0.10	$ 0.17	$ 0.10	$ 0.04
Diluted	$ 0.10	$ 0.17	$ 0.09	$ 0.04

(1) Earnings per common share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual earnings per common share

	For the Year Ended December 31, 2007 (1)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 8,279,000	$ 9,259,000	$ 8,673,000	$ 10,299,000
Gross profit	$ 1,903,000	$ 2,744,000	$ 1,617,000	$ 2,420,000
Net income	$ (52,000)	$ 423,000	$ (414,000)	$ 125,000
Earnings per common share				
Basic	$ (0.02)	$ 0.18	$ (0.18)	$ 0.05
Diluted	$ (0.02)	$ 0.17	$ (0.18)	$ 0.05

Schedule II – Valuation and Qualifying Accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	2008	2007
Balance at beginning of year	$ 312,000	$ 210,000
Charged to expenses	$ 75,000	$ 105,000
Uncollectible accounts written off	$ (348,000)	$ (3,000)
Balance at end of year	$ 39,000	$ 312,000

The following is a summary of the allowance for excess inventory for the years ended December 31:

	2008	2007
Balance at beginning of year	$ 383,000	$ 276,000
Charged to expenses	$ 150,000	$ 231,000
Obsolete inventory written off	$ (104,000)	$ (124,000)
Balance at end of year	$ 429,000	$ 383,000

The following is a summary of property and equipment and the related accounts of accumulated depreciation for the years ended December 31:

	2008	2007
Cost Basis		
Balance at beginning of year	$ 29,696,000	$ 26,870,000
Additions	$ 1,557,000	$ 2,826,000
Disposals	$ -	$ -
Balance at end of year	$ 31,253,000	$ 29,696,000
Accumulated depreciation		
Balance at beginning of year	$ 19,600,000	$ 18,278,000
Depreciation	$ 1,077,000	$ 1,322,000
Disposals	$ -	$ -
Balance at end of year	$ 20,677,000	$ 19,600,000
Property and equipment, net	$ 10,576,000	$ 10,096,000

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (Nos. 333-76006 and 333-76008) of our report dated March 31, 2009 relating to our audit of the consolidated financial statements of CTI Industries Corporation and Subsidiaries included in the 2008 annual report on Form 10-K.

/s/ Blackman Kallick, LLP

Chicago, Illinois
March 31, 2009

Exhibit 31.1

CERTIFICATION

I, Howard W. Schwan, President of CTI Industries Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of CTI Industries Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2009

/s/ Howard W. Schwan
Howard W. Schwan, President

Exhibit 31.2

CERTIFICATION

I, Stephen M. Merrick, Executive Vice-President and Chief Financial Officer of CTI Industries Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of CTI Industries Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2009

/s/ Stephen.Merrick
Stephen M. Merrick, Executive
Vice-President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of CTI Industries Corporation (the "Company") for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Howard W. Schwan, as President of the Company, and Stephen M. Merrick, as Executive Vice-President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Howard W. Schwan
Howard W. Schwan
President

Date: March 31, 2009

/s/ Stephen M. Merrick
Stephen M. Merrick
Executive Vice-President and Chief Financial Officer

Date: March 31, 2009

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-K or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors

John H. Schwan
Chairman of the Board
CTI Industries Corporation

Howard W. Schwan
President
CTI Industries Corporation

Stephen M. Merrick
Executive Vice President
CTI Industries Corporation

Stanley M. Brown
President
IRSI, Inc.

Bret Tayne
President
Intrepid Tool, LLC.

Phil Roos
President and CEO
Arbor Strategy Group

John I. Collins
Senior Vice President
of Administration
Members United Corporate
Federal Credit Union

Senior Management

John H. Schwan
Chairman of the Board

Howard W. Schwan
President

Stephen M.Merrick
Executive Vice President
Chief Financial Officer
and Secretary

Timothy Patterson
Vice President
of Finance
and Administration

Samual Komar
Vice President,
Marketing

Shareholder Information

Corporate Headquarters
22160 N. Pepper Road
Barrington, IL 60010
Phone: 847-382-1000
Fax: 847-382-1219

Annual Meeting
The Annual Meeting of Shareholders will take place on Friday, June 5, 2009, at 9:00 a.m., at the offices of the Company, 22160 N. Pepper Road, Lake Barrington, IL 60010. Stockholders of record at the close of business on April 8, 2009, are entitled to vote at the meeting

Form 10-K Report
A copy of the company's
Annual Report on Form 10-K for the fiscal year ended December 31, 2008, may be obtained without charge by contacting:
Investor Relations
CTI Industries Corporation
22160 North Pepper Road
Barrington, IL 60010
Phone: 847-382-1000
Fax: 847-382-1219

Independent Auditors
Blackman Kallick, LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
312-980-2990
312-756-3990

World Wide Web Site
www.ctiindustries.com

Dividend Information
The Company has never paid any cash dividends on its common stock and does not currently intend to pay cash dividends on its Common Stock in the foreseeable future.

Common Stock
The Number of Common Shares Outstanding as of December 31, 2008 was 2,808,720

Registrar and Transfer Agent
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219

Fiscal Year End
Fiscal Year End: December 31, 2008

Shareholder Questions
Communications concerning stock transfer requirements, lost certificates, change of address, or dividends should be addressed to American Stock Transfer Company at 718-921-8360

Counsel
Vanasco, Genelly & Miller
33 North LaSalle Street
Suite 2200
Chicago, IL 60602

Common Stock Information
Listed on NASDAQ Capital
Market
Stock Symbol: **CTIB**

CTI Industries Corporation
22160 N. Pepper Road
Barrington, IL 60010
847-382-1000

www.ctiindustries.com